Exhibit 99.1

CANADIAN NATURAL RESOURCES LIMITED

NOTICE OF THE ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON THURSDAY, MAY 7, 2020

NOTICE IS HEREBY GIVEN that the Annual Meeting (the “Meeting”) of the Shareholders of Canadian Natural Resources Limited (the “Corporation”) will be held on Thursday, May 7, 2020, at 1:00 p.m. (MDT) for the following purposes:

1.	To receive the Annual Report of the Corporation to the Shareholders, the Consolidated Financial Statements, and the report of the Auditors, for the fiscal year ended December 31, 2019;
2.	To elect Directors for the ensuing year;
3.	To appoint Auditors for the ensuing year and to authorize the Audit Committee of the Corporation’s Board of Directors to fix their remuneration;
4.	To consider, and if deemed appropriate, to pass an ordinary resolution, on an advisory basis, on the Corporation’s approach to executive compensation as described in the Information Circular accompanying this Notice of Meeting; and
5.	To transact such other business as may properly be brought before the Meeting or any adjournments thereof.

We are mindful of the unprecedented public health impact of the novel coronavirus (known as COVID-19) and the effects the COVID-19 pandemic have created on our Shareholders, employees, industry partners and other stakeholders, including the communities in which we operate, and the measures mandated or recommended by governments and public health authorities to mitigate risks to human health and safety. The Canadian provincial and federal governments, as well as many municipalities, have implemented restrictions on public gatherings and encouraged social distancing during the pandemic, and the Canadian Securities Administrators have indicated their support for measures taken to mitigate the risk of transmission of this virus. As a result, the Corporation will hold the Meeting in a virtual, audio only, online format conducted by live webcast at https://web.lumiagm.com/222311263. The Corporation intends to utlize a virtual meeting for the 2020 Meeting in light of the COVID-19 pandemic, and will consider whether to revert to a physical in person meeting for future Shareholder meetings as circumstances permit.

ANY SHAREHOLDER OF RECORD AT THE CLOSE OF BUSINESS ON MARCH 18, 2020 WILL BE ENTITLED TO RECEIVE NOTICE OF, AND VOTE AT THE MEETING, PROVIDED THAT TO THE EXTENT SUCH A SHAREHOLDER TRANSFERS THE OWNERSHIP OF ANY OF THEIR COMMON SHARES AFTER THE RECORD DATE AND THE TRANSFEREE OF THOSE COMMON SHARES PRODUCES A PROPERLY ENDORSED SHARE CERTIFICATE OR OTHERWISE ESTABLISHES THAT THEY OWN SUCH COMMON SHARES AND DEMANDS NOT LATER THAN 5 DAYS BEFORE THE MEETING THAT HIS NAME BE INCLUDED ON THE SHAREHOLDERS’ LIST, SUCH TRANSFEREE IS ENTITLED TO VOTE SUCH SHARES AT THE MEETING. IF YOU CANNOT ATTEND THE MEETING ONLINE, PLEASE SIGN AND RETURN THE ENCLOSED PROXY FORM IN THE ADDRESSED ENVELOPE PROVIDED. IN ORDER FOR YOUR PROXY FORM TO BE EFFECTIVE, IT MUST BE DULY COMPLETED AND MUST REACH THE OFFICE OF COMPUTERSHARE TRUST COMPANY OF CANADA, 8TH FLOOR, 100 UNIVERSITY AVENUE, TORONTO, ONTARIO, CANADA M5J 2Y1 AT LEAST 48 HOURS BEFORE THE MEETING, WHICH WILL BE HELD ON THURSDAY, MAY 7, 2020.

Shareholders will not be able to attend the Meeting in person, but will have an opportunity to participate at the Meeting online regardless of their geographic location. Registered Shareholders and duly appointed proxyholders who attend the Meeting online will still have the opportunity to participate in the question and answer session and vote their common shares at the Meeting, provided that they follow the instructions in the accompanying Information Circular and remain connected to the internet at all times during the Meeting. Non-registered (beneficial) shareholders who do not appoint themselves as their proxyholder in accordance with the instructions in this Information Circular and provided by their intermediary, will be able to participate as guests at the Meeting but will not be able to vote. Guests will be able to listen to the proceedings of the Meeting but cannot vote. Shareholders that usually vote by proxy ahead of the Meeting will be able to do so in the same manner as previous Shareholder meetings.The Information Circular of the Corporation accompanying this Notice contains important instructions and details on how to participate at the Meeting and vote your common shares by proxy or online during the Meeting. The specific details of the matters proposed to be put before the Meeting are also set forth in the Information Circular.

Copies of the Annual Report of the Corporation and Consolidated Financial Statements referred to herein are being sent under separate cover if you are a registered holder, or if, as a beneficial Shareholder, you returned the financial statement request card sent with the 2019 proxy solicitation material.

DATED at Calgary, Alberta, this 18th day of March 2020.

BY ORDER OF THE BOARD OF DIRECTORS

PAUL M. MENDES
Vice-President, Legal, General Counsel
and Corporate Secretary

CANADIAN NATURAL RESOURCES LIMITED

PROXY STATEMENT AND
MANAGEMENT INFORMATION CIRCULAR
for Annual Meeting of Shareholders
To be held May 7, 2020

CANADIAN NATURAL RESOURCES LIMITED
(the “CORPORATION”)

PROXY STATEMENT AND INFORMATION CIRCULAR
FOR THE ANNUAL MEETING
OF SHAREHOLDERS

TO BE HELD ON THURSDAY, MAY 7, 2020 AT 1:00 P.M. (MDT)

 LIVE VIA WEBCAST ONLINE AT:

https://web.lumiagm.com/222311263

Contents of This Information Circular

Unless otherwise indicated, all dollar figures stated in this Circular represent Canadian dollars. On December 31, 2019, the reported Bank of Canada exchange rate for one Canadian dollar was U.S. $0.7699 and for one Pound Sterling was £0.5823. On December 31, 2019, the reported Bank of Canada exchange rate for one U.S. dollar was Canadian $1.2965 and for one pound sterling was Canadian $1.7174.

In light of the unprecedented public health impact as a result of the outbreak of the novel coronavirus known as COVID-19, the Corporation will hold the Meeting (as defined below) in a virtual, audio only, online format conducted by live webcast at https://web.lumiagm.com/222311263. The Corporation intends to utlize a virtual meeting for the 2020 Meeting in light of the COVID-19 pandemic, and will consider whether to revert to a physical in person meeting for future Shareholder meetings as circumstances permit.

Shareholders will not be able to attend the Meeting in person, but will be able to participate online during the Meeting regardless of their geographic location. Registered shareholders and duly appointed proxyholders who participate in the Meeting over the internet will still have the opportunity to participate in the question and answer session and vote at the Meeting. Non-registered (beneficial) shareholders who do not appoint themselves as their proxyholder will not be able to vote at the Meeting, but will be able to attend the Meeting and observe proceedings as guests. Guests cannot vote but will be able to listen to the proceedings of the Meeting. See the instructions below under Information Concerning Voting.

I.   INFORMATION ON ITEMS TO BE ACTED UPON

SOLICITATION OF PROXIES

This Information Circular (the “Circular”) is furnished in connection with THE SOLICITATION OF PROXIES BY THE MANAGEMENT OF CANADIAN NATURAL RESOURCES LIMITED (the “Corporation” or “Canadian Natural”) for use at the 2020 Annual Meeting of the Shareholders of the Corporation.

The solicitation of proxies will be primarily by mail, but may also be by telephone, electronic communication or oral communications by the directors, officers and regular employees of the Corporation, at no additional compensation. The costs of preparation and mailing of the Notice of Meeting, Instrument of Proxy and this Circular as well as any such solicitation referred to above will be paid by the Corporation.

Except as otherwise stated, the information contained herein is given as of March 18, 2020.

INFORMATION CONCERNING VOTING

Where and When the Meeting Will Be Held

The 2020 Annual Meeting of the Shareholders of the Corporation will be held in a virtual online format via live webcast online at: https://web.lumiagm.com/222311263 on Thursday, May 7, 2020 at 1:00 p.m. (MDT) (the “Meeting”) and at any adjournment(s) or postponement(s) thereof, for the purposes set forth in the accompanying Notice of Meeting.

Quorum for the Meeting

Holders of five percent (5%) of the outstanding common shares of the Corporation (the “Common Shares”) entitled to vote, present at the Meeting by participating online or by proxy, will constitute a quorum for the Meeting. To participate online see the instructions below under the heading How to Participate at the Meeting.

How to Participate at the Meeting

The Corporation is holding the Meeting in virtual, audio only, online format conducted via live webcast as a result of the COVID-19 pandemic and the recommendations of federal, provincial, and municipal governments to mitigate risks to public health and safety. Shareholders will not be able to attend the Meeting in person but will be able to participate online, including by asking questions during the question and answer session and voting online, provided they follow the instructions herein.

•	Registered shareholders and duly appointed proxyholders who participate by attending online will be able to listen to the proceedings of the Meeting, ask questions and vote during the specified times, provided they remain connected to the internet and follow the instructions below under the heading Who Can Vote at the Meeting and Voting as a Registered Shareholder.
•	If you are a non-registered (beneficial) shareholder and wish to vote your Common Shares online during the Meeting, you must follow the instructions below under Who Can Vote at the Meeting and Voting as a Beneficial Shareholder. Non-registered (beneficial) shareholders who have not duly appointed themselves as proxyholders may still attend the Meeting as guests, but will not be able to vote.
•	Guests, including non-registered (beneficial) shareholders who have not duly appointed themselves as proxyholder, will be able to login and listen to the proceedings of the Meeting but will not be able to vote.
•	Attendees can login to the Meeting by following the instructions below:
○	Login online at: https://web.lumiagm.com/222311263. The Corporation recommends that you log in at least one hour below the Meeting starts.
○	Click “Login” and then enter your Control Number (see below) and Password: “cnrl2020” (case sensitive).

OR

○	Click "Guest" and then complete the online form to access the Meeting.
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For Registered shareholders: The Control Number to access the Meeting will be located on the form of proxy or in the email notification you received for the Meeting.

For duly appointed proxyholders: The Corporation's transfer agent, Computershare Trust Company of Canada, will provide you with a Control Number by email after the proxy voting deadline has passed provided that the proxyholder has been duly appointed and registered as described below.

If you attend the Meeting online, it is important to remain connected to the internet at all times in order to vote when balloting commences. It is your responsibility to ensure internet connectivity is maintained for the duration of the Meeting. For additional details and instructions on accessing the Meeting online from your tablet, smartphone or computer, please see the Virtual AGM User Guide provided by Computershare and included with this Information Circular. The Virtual AGM User Guide will also be available on the Corporation’s website www.cnrl.com.

Who Can Vote at the Meeting

Anyone who holds Common Shares as a registered shareholder or a beneficial shareholder on March 18, 2020 (the “Record Date”) is entitled to receive notice of the Meeting and to vote at the Meeting to be held on May 7, 2020 or any adjournment or postponement of the Meeting (see Voting as a Registered Shareholder or Voting as a Beneficial Shareholder below). If you became a shareholder after the Record Date, you may vote if you produce a properly endorsed share certificate or otherwise establish ownership of the Common Shares and, not later than 5 days before the Meeting, you request your name be included on the list of shareholders entitled to vote at the Meeting.

You, as a shareholder, have the right to designate a person or company (who need not be a Shareholder of the Corporation) other than N. Murray Edwards, Steve W. Laut or Tim S. McKay, the management designees, to attend and act for you at the Meeting. Such right may be exercised by inserting in the blank space provided on the proxy the name of the person or company to be designated and deleting therefrom the names of the management designees or by completing another proper instrument of proxy. If you are a non-registered (beneficial) shareholder and wish to vote your Common Shares yourself at the Meeting, you will need to appoint yourself as proxy by following the instructions below under Voting as a Beneficial Shareholder. Shareholders who wish to appoint someone other than the management designees above as their proxyholder to participate and vote online at the Meeting must submit their form of proxy or Voting Instruction Form, as applicable, and register their proxyholder. Failure to register the proxyholder will result in that person not receiving the Control Number and being unable to vote online during the Meeting.

Although the Meeting will be conducted in a virtual only format, shareholders can still vote by proxy ahead of the Meeting through all of the voting channels that have been available for previous meetings; this has not changed. Only voting at the Meeting has changed. To vote online during the Meeting, see Voting as a Registered Shareholder or Voting as a Beneficial Shareholder, as applicable to you.

Voting as a Registered Shareholder

A registered shareholder is a shareholder who has a share certificate registered in their name. If you are a registered shareholder, you will be able to vote online during the Meeting at the specified time or appoint someone to vote at the Meeting on your behalf in the manner described herein.

Voting by proxy can be done in one of the following ways; 1) by mailing or personally delivering the completed form of proxy enclosed with this Circular to Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1 at least 48 hours before the Meeting for which it is to be used; 2) by telephone by calling the toll free number specified in the form of proxy; 3) through the internet, in advance of the Meeting, by accessing the website address specified in the form of proxy and following the directions there; or 4) by appointing and registering a proxyholder to attend and vote online during the Meeting on your behalf. Follow the instructions below and on the form of proxy to complete the additional step of registering a third party proxyholder to ensure that they are provided with the Control Number to vote online during the Meeting.

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Voting as Beneficial Shareholder

A non-registered shareholder (a beneficial shareholder) is a shareholder who has their Common Shares held by an intermediary such as a broker, dealer, trustee or financial institution.

If you are a beneficial shareholder and you wish to have your Common Shares voted by proxy at the Meeting, you must provide instructions to the intermediary who is holding your Common Shares on how you want your Common Shares voted at the Meeting. If you have provided instructions to your intermediary to receive information from the Corporation, you will receive from your intermediary a Voting Instruction Form. This form must be completed by you and returned to the intermediary in accordance with the instructions on the Voting Instruction Form. Alternatively, you can provide voting instructions by calling a toll free number or, through the internet, by accessing the website address indicated on the Voting Instruction Form and following the instructions.

If you wish to vote online yourself during the Meeting, you must appoint and register yourself as your proxyholder. To appoint yourself as proxyholder, insert your name in the space provided on the Voting Instruction Form provided to you with this Information Circular and sign and return it to the intermediary in accordance with the instructions provided and register yourself as your proxyholder by following the instructions below. Do not otherwise complete the form, as you will be voting yourself online at the Meeting. Once you have registered, follow the instructions under How to Participate at the Meeting and cast your ballot at the designated time during the Meeting.

To register a proxyholder, shareholders must visit https://www.computershare.com/CNQQ by 1:00 p.m. (MDT) on May 5, 2020 and provide Computershare with the required proxyholder contact information so that Computershare may provide the proxyholder with a Control Number via email. WITHOUT A CONTROL NUMBER, PROXYHOLDERS WILL NOT BE ABLE TO VOTE AT THE MEETING but will be able to participate as a guest. The Control Number will be provided by Computershare via email after the proxy voting deadline has passed.

In any case, DO NOT send the Voting Instruction Form to the transfer agent or the Corporation as it is not a legal proxy for voting your Common Shares at the Meeting.

How Your Common Shares Will Be Voted

Your Common Shares will be voted or withheld from voting on any ballot that may be called in accordance with the instructions you have provided on the properly completed proxy. If no voting instructions have been specified by you, the person you have appointed to vote on your behalf has discretion to vote as they see fit. If your proxy holder is one designated by us, and no voting instructions have been specified by you, your Common Shares will be voted: (i) in favour of each of the persons nominated by management for election as directors; (ii) in favour of the appointment of PricewaterhouseCoopers LLP as auditor and the authorization of the Audit Committee of the Board of Directors to fix their remuneration; and, (iii) on the advisory vote, in favour of the Corporation’s approach to executive compensation.

The proxy also confers discretionary authority upon the person you have named to vote on your behalf with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting, or at any adjournment or postponement thereof. Management of the Corporation does not know of any matters which may be presented at the Meeting, other than the matters set forth in the notice but, if the other matters or amendments or variations do properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote such proxy according to their best judgment.

Changing Your Vote

If you are a registered shareholder and change your mind on how you want your Common Shares voted or you decide to attend the Meeting and vote yourself, you can revoke your proxy by accessing the Meeting by following the instructions herein and voting your Common Shares during the designated time or in accordance with the following instructions.

You can also revoke your proxy by (a) providing written notice at the registered office of the Corporation or the office of Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1 at any time up to and including 1:00 p.m. (MDT) on May 5, 2020 or not less than 48 hours (excluding non-business days) prior to the time fixed for the holding of any postponement or adjournment of the Meeting; or, (b) depositing

Canadian Natural Resources Limited	3	2020 Management Information Circular

another form of proxy before 1:00 p.m. (MDT) on May 5, 2020 or not less than 48 hours (excluding non-business days) prior to the time fixed for the holding of any adjournment or postponement of the Meeting. The written notice revoking your proxy can be signed by you or your attorney, provided they have your written authorization. If the Common Shares are owned by a corporation, the written notice must be from its authorized officer or attorney.

If you are a beneficial shareholder follow the instructions of your intermediary with respect to the procedures to be followed for voting as discussed under the heading Voting as a Beneficial Shareholder. . Any votes that have been cast on your behalf prior to your revoking your proxy will remain and you will be bound by such vote.

You May Receive More than One Set of Voting Materials

You may receive more than one set of voting materials, including multiple copies of this Circular, and multiple proxy or Voting Instruction Forms if you hold your Common Shares in more than one brokerage account. You will receive a separate Voting Instruction Form for each brokerage account in which you hold Common Shares. If you are a registered holder of record and you hold your Common Shares in more than one name or variation of your name, you will receive more than one form of proxy. Please complete, sign and return each form of proxy and Voting Instruction Form you receive, or you may cast your vote by telephone or internet by following the instructions on each form of proxy or Voting Instruction Form.

How the Votes are Counted

As a shareholder, you are entitled to one vote for each Common Share you hold as at March 18, 2020 on all matters proposed to come before the Meeting. Computershare Trust Company of Canada counts and tabulates the votes independently of the Corporation. Proxies are referred to the Corporation only when (i) it is clear a shareholder wants to communicate with management; (ii) the validity of the proxy is in question; or (iii) it is required by law.

If You Have Other Questions

If you are a registered shareholder and have any questions regarding the Meeting or require any assistance in completing the form of proxy, contact the Corporation’s transfer agent, Computershare Trust Company of Canada, 1-800-564-6253 in Canada or the United States or outside of Canada or the United States at 1-514-982-7555.

If you are a beneficial shareholder and have any questions regarding the Meeting or require any assistance in completing the Voting Instruction Form received from an intermediary, contact the intermediary from whom you received the Voting Instruction Form or as otherwise provided in the Voting Instruction Form.

NUMBER OF VOTING SHARES OUTSTANDING AND PRINCIPAL HOLDERS THEREOF

The record date for determination of holders of Common Shares entitled to notice of and to vote at the Meeting is March 18, 2020, provided that, to the extent a shareholder transfers the ownership of any of his Common Shares after the record date and (i) the transferee of those Common Shares produces a properly endorsed share certificate or otherwise establishes that they own such Common Shares; and (ii) requests, not later than 5 days before the Meeting, that their name be included on the shareholders’ list, then such transferee shall be entitled to vote such Common Shares at the Meeting.

As at March 18, 2020, the Corporation has 1,180,853,844 Common Shares issued and outstanding, each Common Share carrying the right to one vote.

To the knowledge of the directors and officers of the Corporation, no person or company beneficially owns, or controls or directs, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to all voting securities of the Corporation.

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BUSINESS OF THE MEETING

Shareholders will be addressing five items at the Meeting:

(1)	Receiving the Annual Report of the Corporation which includes the Consolidated Financial Statements and the report of the Auditors for the fiscal year ended December 31, 2019.
(2)	Electing the directors of the Corporation to serve until the next Annual General Meeting of shareholders.
(3)	Appointing the Auditors of the Corporation to serve until the next Annual General Meeting of shareholders and authorizing the Audit Committee of the Board of Directors to set the Auditors’ remuneration.
(4)	Conducting an advisory vote on the Corporation’s approach to executive compensation.

Shareholders will also consider other business that may properly be brought before the Meeting.

RECEIVING THE ANNUAL REPORT

Copies of the Annual Report, including the Consolidated Financial Statements and the report of Auditors for the year ended December 31, 2019, will be sent under separate cover to all registered shareholders and to those beneficial shareholders who requested a copy of the Annual Report. The Annual Report is also available on the Corporation’s website at www.cnrl.com and under the Corporation’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com. As a shareholder, you will have an opportunity at the Meeting to address any questions you may have, to the Corporation’s independent auditors, PricewaterhouseCoopers LLP, regarding their audit.

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ELECTION OF DIRECTORS

The affairs of the Corporation are managed by a Board of Directors (the “Board”) who are elected annually at each Annual Meeting of Shareholders. Directors are elected to hold office until the next Annual Meeting, unless the Director resigns or the position becomes vacant for any reason prior to the next Annual Meeting. The Articles of the Corporation allow for a minimum of 3 and a maximum of 15 directors. Shareholders will be asked to elect 11 directors at the Meeting of which 8 nominees out of the 11 (73%) are independent. All of the nominees are currently Directors who were elected at the Annual and Special Meeting of Shareholders of the Corporation held on May 9, 2019 except Dr. M. Elizabeth Cannon, who was appointed to the Board on November 5, 2019.

We would also like to acknowledge the contribution and service to the Corporation and to the Board of Mr. Timothy W. Faithfull, who is not standing for re-election at the Meeting having reached the mandatory retirement age of 75. Mr. Faithfull has served as a director since November, 2010 and, at various times, as a member of the Audit Committee, the Health, Safety, Asset Integrity and Environmental Committee, and the Reserves Committee since that time. The depth of knowledge, experience and stewardship brought to the Board by Mr. Faithfull and his ongoing dedication to the Corporation and its shareholders has contributed significantly to the success of the Corporation.

Diversity Policy Statement

The Corporation believes in diversity and values the benefits that a diverse workforce can bring to the entire organization. Diversity promotes the inclusion of different perspectives and ideas, mitigates against group bias and ensures that the Corporation has the opportunity to benefit from all available talent and ideas. By creating an atmosphere where all people are welcomed, the Corporation is a place where everyone can grow and contribute to the success of the organization. The Corporation believes promotion of diversity is best served through careful consideration of all of the knowledge, experience, skills and backgrounds of each individual in light of the needs of the organization without focusing on a single diversity characteristic. The Corporation will continue to ensure that it is a representative employer, reflecting all the diversity evident in our society.

The Corporation also believes that it is in its best interests to have a Board whose members are diverse in background and experience and can bring a broad perspective to decision making for the good governance, guidance, direction and leadership of the Corporation. The Board supports diversity in all its forms and in sufficient numbers to bring a wide range of perspectives to its decision making processes. Director nominees are selected for their ability to exercise independent judgment, experience and expertise and their individual diversity of gender, background, experience and skills is always considered. Of the eight independent Director nominees up for election at the Meeting, three are women (37.5%) and, if elected, the Corporation would achieve its target. The Board believes that a Board composition where a minimum of 30% of its independent directors are women reflects appropriate gender diversity when the other factors relevant to Board effectiveness are considered, and is committed to identifying and recruiting qualified female directors to maintain that threshold. (See page A-9 for further discussion.)

The Corporation encourages the advancement of women and minorities within the organization and supports diversity as a means to stimulate creativity and innovation while promoting personal development. As part of the overall management succession plans of the Corporation and in following its mission statement to develop people, all employees have the benefit of having access to continuing education and career development opportunities within the Corporation. Appointments by the Board to the executive level are determined on the merit, performance, management skills, expertise and experience of the individual that is relevant to the area of responsibility that they will be assuming.

Mandatory Share Ownership

The Board believes that, in order to achieve better alignment in the interests of the directors and the executive officers of the Corporation and those of the Corporation’s shareholders, requiring that the directors and executive officers maintain Common Share ownership is desirable. Details regarding the Corporation’s mandatory share ownership policy can be found on page 20.

Within five (5) years from the date of a director’s appointment to the Board, non-management directors are required to acquire and hold Common Shares and/or Deferred Share Units (“DSUs”) of the Corporation equal to a minimum aggregate value of $565,747, being three times the annual retainer fee paid to directors in 2019. Directors are

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required to confirm annually, for the Corporation’s Circular, their Common Share and DSU ownership position which is reported in the table below for each director. Each director has also confirmed that such position is their beneficial and legal ownership position and that their position has not been hedged against declines in the value of the Common Shares or otherwise sold.

Management directors are required to hold Common Shares equal to a minimum aggregate market value of four times their annual salary within three (3) years from the date of their appointment as an officer of the Corporation. As the Executive Chair’s annual salary is $1, his mandatory, required holding in 2019 was the same as that of the President at $2,435,800, being four times Mr. T.S. McKay’s annual salary.

Majority Voting Policy for Directors

In accordance with the Corporation’s majority voting policy for directors, any nominee in an uncontested election who receives a greater number of Common Shares withheld than Common Shares voted in favour of their appointment must tender their resignation to the Board for consideration and to take effect upon acceptance of the resignation by the Board. The Board would be expected to accept the resignation, absent exceptional circumstances. The majority voting policy does not apply if there are contested director elections. The Corporation shall issue a news release regarding the election of directors and the Board’s decision on any such resignation.

Director Nominees

The following table sets forth, among other information, the name of each of the persons proposed to be nominated for election as a director (the “Nominee”); the Nominee’s principal occupation at present and within the preceding five (5) years; all positions and offices in the Corporation held by the Nominee, if applicable; other public company directorships held by the Nominee, if any; the date the Nominee was first elected, or appointed as a director of the Corporation; the voting results of the Nominee at the previous Annual and Special Meeting, if applicable; the number of the Common Shares and/or DSUs of the Corporation that the Nominee has advised are beneficially owned or controlled or directed, directly or indirectly, by the Nominee as of March 18, 2020 and, as of December 31, 2019, the value thereof; whether each Nominee meets the mandatory Common Share ownership level; the meeting attendance record of each Nominee, if applicable; whether each Nominee is independent or non-independent; and, in the case of Nominees who are members of management, the number of stock options and performance share units (“PSUs”) held. (See page 29 for details on the PSU program). Refer to page A-6 for additional information on the level of experience and areas of expertise reflected on the Board.

Catherine M. Best, FCA, ICD.D (age 66) Calgary, Alberta Canada Director since November 2003 Independent
Ms. C.M. Best is a corporate director. Until May 2009, she served as Interim Chief Financial Officer of Alberta Health Services. Prior to that she was Executive Vice-President, Risk Management and Chief Financial Officer of Calgary Health Region from 2000. Prior to 2000, she was with Ernst & Young, a firm of chartered accountants where she served as a staff member and manager from 1980 to 1991, and was Corporate Audit Partner from 1991 to 2000. She holds a Bachelor of Interior Design degree from the University of Manitoba. Ms. C.M. Best is a Chartered Accountant, was awarded her FCA designation in 2005 and her ICD.D in 2009 and is a member of the Board of the Alberta Children’s Hospital Foundation, the Calgary Foundation, The Wawanesa Mutual Insurance Company and the Calgary Stampede Foundation.

Voting Results at 2019 Annual and Special Meeting	For: 92.72% Withheld: 7.28%
Other Public Company Board Memberships	Superior Plus Corporation Badger Daylighting Ltd.
Board and Committee Participation – 100%		Holdings – Ms. Best exceeds her Ownership Requirements with holdings having an aggregate value of $1,994,706.
Meetings	Attendance	Securities Held	Value	Required Ownership

Board of Directors	6 of 6	47,493 Common Shares	$ 1,994,706	$565,747
Audit (Chair)	5 of 5
5 of 5
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Dr. M. Elizabeth Cannon, O.C. (age 57) Calgary, Alberta Canada Director since November 2019 Independent
Dr. M.E. Cannon is currently President Emerita and Professor of Engineering at the Univeristy of Calgary, having previously served at the University of Calgary as Dean of the Schulich School of Engineering from 2006-2010, President and Vice Chancellor from 2010 to 2018. Dr. Cannon is a fellow of the Royal Society of Canada and the Canadian Academy of Engineering, an associate of the National Academy of Engineering (US) and a corresponding member of the Mexican Academy of Engineering. Dr. Cannon holds a Bacelor of Applied Sciences (Mathematics) from Acadia University as well as Bacelor of Science, Master of Science and a PhD in Geomatics Engineering, all from the University of Calgary. Dr. Cannon is a professional engineer and a member of the Association of Professional Engineers and Geoscientists of Alberta (“APEGA”). She also holds Honorary Doctorates from 3 universities as well as an Honorary Bachelor of Business Administration from the Southern Alberta Institute of Technology. Dr. Cannon was a recipient of the Order of Canada in 2019.

Voting Results at 2019 Annual and Special Meeting	N/A
Other Public Company Board Memberships	Sundial Inc.
Board and Committee Participation – 100%		Holdings – Dr. Cannon exceeds her Ownership Requirements with holdings having an aggregate value of $380,814.
Meetings	Attendance	Securities Held	Value	Required Ownership

Board of Directors	1 of 1	9,067 Common Shares	$ 380,814	N/A(1)
(1)	Dr. Cannon has 5 years from her appointment to achieve the required ownership threshold for Directors.

N. Murray Edwards, O.C. (age 60) St. Moritz, Switzerland Executive Chair Director since September 1988 Non-independent (Management)
Mr. N.M. Edwards is an investor and corporate director. Prior to December 2015, he was President, Edco Financial Holdings Ltd., a private management and consulting company. He has been a major contributor to the success and growth of the Corporation since becoming a Director and significant shareholder in 1988. Prior thereto, he was a partner of the law firm Burnet, Duckworth and Palmer in Calgary. He holds a Bachelor of Commerce degree (Great Distinction) from the University of Saskatchewan and a Bachelor of Laws degree (Honours) from the University of Toronto and is a recipient of the Order of Canada.

Voting Results at 2019 Annual and Special Meeting	For: 92.05% Withheld: 7.95%
Other Public Company Board Memberships	Ensign Energy Services Inc. Magellan Aerospace Corporation
Board and Committee Participation – 100%		Holdings – Mr. Edwards exceeds his Ownership Requirements with holdings having an aggregate value of $919,552,326.
Meetings	Attendance	Securities Held	Value	Required Ownership

Board of Directors	6 of 6	21,894,103 Common Shares	$ 919,552,326	$2,435,800
1,935,000 Stock Options
536,808 PSUs
Canadian Natural Resources Limited	8	2020 Management Information Circular

Christopher L. Fong (age 70) Calgary, Alberta Canada Director since November 2010 Independent
Mr. C.L. Fong is a corporate director. Until his retirement in May 2009, he was Global Head, Corporate Banking, Energy with RBC Capital Markets. Prior thereto, between 1974 and September 1980, Mr. C.L. Fong worked as a petroleum engineer and as corporate planning analyst in the oil and gas industry. He has served as Chair of EducationMatters, Calgary’s Public Education Trust, as a governor of Honen’s, an International Piano Competition, past Chair of UNICEF Canada and has served on the Petroleum Advisory Committee of the Alberta Securities Commission. Mr. C.L. Fong graduated from McGill University with a Bachelor of Chemical Engineering degree and has post graduate courses in Finance, Economics and Accounting from McGill University and the University of Calgary.

Voting Results at 2019 Annual and Special Meeting	For: 99.89% Withheld: 0.11%
Other Public Company Board Memberships	Computer Modelling Group Ltd.
Board and Committee Participation – 100%		Holdings – Mr. Fong exceeds his Ownership Requirements with holdings having an aggregate value of $1,758,372.
Meetings	Attendance	Securities Held	Value	Required Ownership

Board of Directors	6 of 6	32,507 Common Shares	$ 1,365,294	$545,747
Health, Safety, Asset Integrity and Environmental (Chair)	4 of 4	9,359 DSUs	$ 393,078
Reserves	2 of 2

Ambassador Gordon D. Giffin (age 70) Atlanta, Georgia U.S.A. Director since May 2002 and Lead Independent Director since May 2012
Ambassador G.D. Giffin is a partner and Global Vice-Chair at Dentons US LLP, in their Washington, D.C. and Atlanta, Georgia offices, and was a Senior Partner with McKenna Long & Aldridge LLP, a law firm based in Washington, D.C. and Atlanta, Georgia from 2001 to 2015 when they merged with Dentons. Prior thereto, he was the United States Ambassador to Canada from 1997 to 2001 after a career spanning 30 years engaged in the private practice of business and regulatory law. He holds a Bachelor of Arts degree from Duke University and a J.D. from Emory University School of Law. Ambassador Giffin also serves on the Board of Trustees of the Carter Presidential Center and is a member of both the Council on Foreign Relations and the Trilateral Commission.

Voting Results at 2019 Annual and Special Meeting	For: 94.89% Withheld: 5.11%
Other Public Company Board Memberships	Canadian National Railway Company TransAlta Corporation
Board and Committee Participation – 100%		Holdings – Ambassador Giffin exceeds his Ownership Requirements with holdings having an aggregate value of $3,805,830.
Meetings	Attendance	Securities Held	Value	Required Ownership

Board of Directors	6 of 6	90,615 Common Shares	$ 3,805,830	$545,747
Audit	5 of 5
Nominating, Governance and Risk (Chair)	3 of 3
Canadian Natural Resources Limited	9	2020 Management Information Circular

Wilfred A. Gobert (age 72) Calgary, Alberta Canada Director since November 2010 Independent
Mr. W.A. Gobert is an independent businessman. Until his retirement in 2006, he was Vice-Chair of Peters & Co. Limited, a position he held since 2002, and was a member of its Board of Directors and its Executive Committee. He joined Peters & Co. Limited in 1979 as Managing Director, Research and throughout his career at the firm his responsibilities included the research and analysis of integrated oil companies and oil and gas producers. Mr. W.A. Gobert received an MBA (Finance) degree from McMaster University as well as Bachelor of Science (Honours) degree from the University of Windsor and holds a Chartered Financial Analyst (CFA) designation. He is Senior Fellow, Energy Studies, Centre for Energy Policy Studies with The Fraser Institute.

Voting Results at 2019 Annual and Special Meeting	For: 97.25% Withheld: 2.75%
Other Public Company Board Memberships	Gluskin Sheff & Associates Paramount Resources Ltd.
Board and Committee Participation – 100%		Holdings – Mr. Gobert exceeds his Ownership Requirements with holdings having an aggregate value of $2,671,872.
Meetings	Attendance	Securities Held	Value	Required Ownership

Board of Directors	6 of 6	63,616 Common Shares	$ 2,671,872	$545,747
Audit(1)	2 of 2
Compensation	5 of 5
Nominating, Governance and Risk	3 of 3
Reserves(1)	1 of 1
(1)	On May 9, 2019, Mr. W.A. Gobert stepped down from the Reserves Committee and became a member of the Audit Committee. He was replaced on the Reserves Committee by Mr. T.W. Faithfull, who stepped down from the Audit Committee at that time.

Steve W. Laut(1) (age 62) Calgary, Alberta Canada Executive Vice Chairman Director since August 2006 Non-independent (Former Management)
Mr. S.W. Laut became Executive Vice-Chairman of the Corporation on March 1, 2018, a position he will be stepping down from at or prior to the upcoming Annual Meeting. Prior thereto, Mr. Laut joined the Corporation as Senior Exploitation Engineer in 1991 and was appointed to positions of increasing responsibility as Vice-President, Operations in 1996; Executive Vice-President, Operations in 2001; Chief Operating Officer in 2003; and, President in 2005. He has been instrumental in contributing to the Corporation’s growth and success during his tenure. Mr. S.W. Laut holds a Bachelor of Science degree in Mechanical Engineering from the University of Calgary and is an APEGA member.

Voting Results at 2019 Annual and Special Meeting	For: 98.43% Withheld: 1.57%
Other Public Company Board Memberships	None
Board and Committee Participation – 100%		Holdings – Mr. Laut exceeds his Ownership Requirements with holdings having an aggregate value of $$98,575,386.
Meetings	Attendance	Securities Held	Value	Required Ownership

Board of Directors	6 of 6	2,347,033 Common Shares	$ 98,575,386	$1,993,500
Reserves	2 of 2	1,037,610 Stock Options
299,740 PSUs
(1)	On March 5, 2020, the Corporation announced that Mr. S.W. Laut would be stepping away from his day to day responsibilities as Executive Vice-Chairman prior to the Annual Meeting. Mr. Laut will continue as a member of the Board and is standing for re-election on that basis.
Canadian Natural Resources Limited	10	2020 Management Information Circular

Tim S. McKay (age 58) Calgary, Alberta Canada President Director since February 2018 Non-independent (Management)
Mr. T.S. McKay became President of the Corporation on March 1, 2018. Prior thereto, he joined the Corporation as Production Engineer in 1990 and was appointed to positions of increasing responsibility as Vice-President, Production in 1996, Senior Vice-President, Production in 2001, Senior Vice-President, Operations in 2002 and Chief Operating Officer since 2010. He has played a significant role in the Corporation’s evolution throughout his tenure. Mr. T.S. McKay holds a Bachelor of Science in Petroleum Engineering from the University of Alberta. Mr. McKay is also a member of APEGA.

Voting Results at 2019 Annual and Special Meeting	For: 99.08% Withheld: 0.92%
Other Public Company Board Memberships	None
Board and Committee Participation – 100%		Holdings – Mr. McKay exceeds his Ownership Requirements with holdings having an aggregate value of $49,033,698.
Meetings	Attendance	Securities Held	Value	Required Ownership

Board of Directors	6 of 6	1,167,469 Common Shares	$ 49,033,698	$2,435,800
Health, Safety, Asset Integrity and Environmental	4 of 4	1,277,500 Stock Options
233,532 PSUs

Honourable Frank J. McKenna, P.C., O.C., O.N.B., Q.C. (age 72) Cap Pelé, New Brunswick Canada Director since August 2006 Independent
Mr. F.J. McKenna has been the Deputy Chair of TD Bank Group since May 2006. Prior to this, he served as Canadian Ambassador to the United States from 2005 to 2006. From 1998 to 2005, he acted as Counsel to the Atlantic Canada law firm McInnes Cooper, while serving on numerous boards, and he was Premier of New Brunswick from 1987 to 1997. He holds a Bachelor of Arts degree from St. Francis Xavier University, postgraduate studies in political science at Queen’s University, and a Bachelor of Laws degree from the University of New Brunswick. He received the Order of Canada in 2008.

Voting Results at 2019 Annual and Special Meeting	For: 94.39% Withheld: 5.61%
Other Public Company Board Memberships	Brookfield Asset Management Inc.
Board and Committee Participation – 100%		Holdings – Mr. McKenna exceeds his Ownership Requirements with holdings having an aggregate value of $2,803,878.
Meetings	Attendance	Securities Held	Value	Required Ownership

Board of Directors	6 of 6	17,064 Common Shares	$ 716,688	$545,747
Compensation (Chair)	5 of 5	49,695 DSUs	$ 2,087,190
Nominating, Governance and Risk	3 of 3
Canadian Natural Resources Limited	11	2020 Management Information Circular

David A. Tuer (age 70) Calgary, Alberta Canada Director since May 2002 Independent
Mr. D.A. Tuer is Executive Chairman of Optiom Inc., a private insurance company. Prior thereto, from 2010 to 2015, he was Vice-Chairman and Chief Executive Officer of Teine Energy Ltd., a private oil and gas exploration company. He served as Vice-Chairman and Chief Executive Officer of Marble Point Energy Ltd. the predecessor to Teine Energy Ltd., also a private oil and gas exploration company from 2008 until 2010. He was Chairman of the Calgary Health Region, a position he held from 2001 to 2008 when the Alberta government consolidated all of the provincial health regions under one authority, Alberta Health Services. Mr. D.A. Tuer also served as Executive Vice-Chairman, BA Energy Inc. from 2005 until 2008, when it was acquired by its parent company Value Creation Inc. through a Plan of Arrangement and which was engaged in the potential development, building and operations of a merchant heavy oil upgrader in Northern Alberta for the purpose of upgrading bitumen and heavy oil feedstock into high-quality crude oils. Prior thereto, he was President and Chief Executive Officer of PanCanadian Petroleum Inc. from 1994 to 2001 and President, Chief Executive Officer and a director of Hawker Resources Inc. from 2003 to 2005. Mr. D.A. Tuer holds a Bachelor of Science degree in Mechanical Engineering from the University of Calgary. He is Chairman of the board of directors of Altalink Management LLP, a private limited partnership.

Voting Results at 2019 Annual and Special Meeting	For: 95.81% Withheld: 4.19%
Other Public Company Board Memberships	None
Board and Committee Participation – 100%		Holdings – Mr. Tuer exceeds his Ownership Requirements with holdings having an aggregate value of $3,675,336.
Meetings	Attendance	Securities Held	Value	Required Ownership

Board of Directors	6 of 6	87,508 Common Shares	$3,675,336	$545,747
Audit	5 of 5
Reserves (Chair)	2 of 2

Annette M. Verschuren, O.C. (age 63) Toronto, Ontario Canada Director since November 2014 Independent
Ms. A.M. Verschuren is the Chair and Chief Executive Officer of NRStor Inc., an energy storage project developer of energy storage technologies. She was President of The Home Depot Canada from 1996 to 2011. Prior to joining The Home Depot, she was President and co-owner of Michaels of Canada, a chain of arts and crafts stores. Previously, she was the Vice President, Corporate Development of Imasco Ltd. and Executive Vice President of Canada Development Investment Corporation. She currently serves as Chancellor of Cape Breton University and as a director of Liberty Mutual Insurance Group. She is also the Chair of the MaRS Discovery District and, since June 2019, the Sustainable Development Technology Centre and also serves as a board member of the CAMH Foundation. Ms. A.M. Verschuren is an Officer of the Order of Canada and holds honorary doctorate degrees from ten universities including St. Francis Xavier University, where she also earned a Bachelor of Business degree.

Voting Results at 2019 Annual and Special Meeting	For: 97.68% Withheld: 2.32%
Other Public Company Board Memberships	Air Canada Saputo Inc.
Board and Committee Participation – 100%		Holdings – Ms. Verschuren exceeds her Ownership Requirements with holdings having an aggregate value of $1,418,970.
Meetings	Attendance	Securities Held	Market Value	Required Ownership

Board of Directors	6 of 6	24,426 Common Shares	$ 1,025,892	$545,747
Compensation	5 of 5	9,359 DSUs	$ 393,078
Health, Safety, Asset Integrity and Environmental	4 of 4

Canadian Natural Resources Limited	12	2020 Management Information Circular

DIRECTOR COMPENSATION

With the exception of the fee paid to the Lead Independent Director, which is determined by the Compensation Committee and approved by the Board, the Nominating, Governance and Risk Committee regularly reviews the fees paid to the directors to ensure the fees are reasonable and competitive. The Corporation pays compensation comprised of cash and Common Shares to its non-management directors in their capacity as directors. On the recommendation of the Nominating, Governance and Risk Committee, the fees were adjusted in 2013 to remain comparable with fees paid by companies of similar size and complexity. In 2015, the Board reduced the annual retainer fee by 10%. and approved the re-instatement of 50% of the reduction in May, 2018, resulting in an annual retainer fee of $47,500. These adjustments were consistent with the Corporation’s decisions on executive compensation. The annual retainer fees were not adjusted in 2019. On March 18, 2020, in response to the challenges arising in the oil and gas industry in relation to the drop in global crude oil demand triggered by the impact of the COVID-19 pandemic on the global economy and further impacts of the break down in negotiations between OPEC and non-OPEC partners regarding production cuts, the Board agreed to reduce its annual retainer fee from $47,500 to $42,500, being a further 10% reduction from the pre 2015 fee of $50,000.

Annual Retainer Fees(1)
Board Member	$42,500(2)
plus 4,000 Common Shares(3)
Committee Member	$5,000
Committee Chair	$10,000
Audit Committee Chair	$25,000
Compensation Committee Chair	$15,000
Lead Independent Director	$25,000
Per Meeting Fees
Attended in person	$1,500
Attended by telephone unless meeting called by telephone	$1,000
Time and travel fee for a director whose principal residence is out of the Province of Alberta and attends meetings in person.	$4,000 per round trip
(1)	The equity portion of retainer fees can be taken as DSUs which are redeemed for cash after the director leaves the Board. Messrs. T. W. Faithfull, F. J. McKenna, C.L. Fong and Ms. A.M. Verschuren are participants in the DSU plan.
(2)	In 2019, the annual retainer fee was $47,500.
(3)	Shares are purchased on the Toronto Stock Exchange (“TSX”).

There are no vesting or hold restrictions on the Common Shares purchased as part of director’s fees except to the extent directors are required to be in compliance with the Common Share ownership threshold for directors under the Common Share ownership guidelines of the Corporation. DSUs are included in the Common Share ownership requirements for Directors. DSUs vest immediately upon the grant thereof and can only be realized by a recipient after they cease to be a director of the Corporation and only up to December 31 of the year following the year in which they ceased to be a director. Fees paid are inclusive of the time required preparing for Board or committee meetings.

Canadian Natural Resources Limited	13	2020 Management Information Circular

The Compensation Committee, as one of its primary responsibilities, reviews and approves compensation to directors who provide ongoing day-to-day management services to the Corporation. No annual retainer, meeting fees or other form of director fees are paid to such directors. The compensation paid to Messrs. N.M. Edwards, S.W. Laut and T.S. McKay is reported in the Summary Compensation Table for Named Executive Officers on page 41. Fees paid to non-management directors for 2019 are reported in the table below.

Name	Fees Earned	Share Based Awards	Option Based Awards	Common Share Retainer(1)(2)	Pension Value	All Other Compensation(3)	Total
C.M. Best	$101,500	$–	$–	$141,082	$–	$–	$242,582
M.E. Cannon(4)	9,417	–	–	27,733	–	–	37,150
T.W. Faithfull	83,500	–	–	141,082	–	16,000	240,582
C.L. Fong	80,500	–	–	141,082	–	–	221,582
G.D. Giffin	108,000	–	–	141,082	–	12,000	261,082
W.A. Gobert	88,000	–	–	141,082	–	–	229,082
F.J. McKenna	88,500	–	–	141,082	–	16,000	245,582
D.A. Tuer	82,000	–	–	141,082	–	–	223,082
A.M. Verschuren	$79,500	$–	$–	$141,082	$–	$16,000	$236,582
(1)	The amount shown represents the cost of Common Shares purchased on the TSX as the equity portion of the 2019 fees paid to directors.
(2)	Messrs. T.W. Faithfull, F.J. McKenna, C.L. Fong and Ms. A.M. Verschuren participate in the DSU Plan and receive the equivalent number of DSUs in lieu of Common Shares for the equity portion of directors’ fees which are given the same value as the Common Shares purchased for the other directors.
(3)	The amount shown was paid to a director whose principal place of residence is outside the Province of Alberta and who attended meetings in person in 2019.
(4)	Dr. M.E. Cannon was appointed to the Board effective November 5, 2019.

APPOINTMENT OF AUDITORS

The Board, upon the recommendation of the Audit Committee of the Board, has selected the firm of PricewaterhouseCoopers LLP (“PwC”) to be nominated at the Meeting for re-appointment as the Corporation’s independent auditors for the ensuing year at remuneration to be fixed by the Audit Committee of the Board. Before PwC was recommended for appointment, the Audit Committee met with management and PwC to review and discuss the proposed fiscal year 2019 audit and non-audit services to be rendered, the relationship of PwC with the Audit Committee, and, the independence of PwC. The Corporation’s independent auditor since its inception has been PwC. The Corporation has been advised by PwC that it is the policy of PwC to rotate the senior audit partner for the Corporation at least once every five years. The current senior audit partner for the Corporation has been the senior audit partner for the Corporation for two years.

The Audit Committee of the Board in 2019 approved specified audit and non-audit services to be performed by PwC. The services provided include: (i) the audit of the Corporation’s annual consolidated financial statements and internal controls over financial reporting, reviews of the Corporation’s quarterly unaudited consolidated financial statements, audits of certain of the Corporation’s subsidiary companies’ annual financial statements as well as other audit services provided in connection with statutory and regulatory filings; (ii) audit related services including pension assets and Crown Royalty Statements; (iii) tax services related to expatriate personal tax and compliance and other corporate tax return matters; and (iv) non-audit services related to expatriate visa application assistance and to accessing resource materials through PwC’s accounting literature library. Fees accrued to PwC are shown in the table below.

Fees Accrued to Auditors PricewaterhouseCoopers LLP

Services	Fiscal 2019	Fiscal 2018
Audit	$2,580,000	$2,597,000
Audit Related	536,000	425,000
Tax Related	426,000	443,000
Other	32,000	30,000
Total Accrued Fees	$3,574,000	$3,495,000

Additional disclosure regarding the Audit Committee and its members is contained in the Corporation’s Annual Information Form under “Audit Committee Information”.

Canadian Natural Resources Limited	14	2020 Management Information Circular

NON-BINDING ADVISORY VOTE ON APPROACH TO EXECUTIVE COMPENSATION

The Corporation is once again providing you with an opportunity to advise us of your view on its approach to executive compensation through a non-binding advisory vote (“Say On Pay”). Our compensation policies and procedures are centered on a pay-for-performance philosophy and aligned with the long-term interests of our shareholders. With a pay mix heavily weighted towards at-risk incentive pay (short-term incentives comprised of annual cash incentive awards, medium-term incentives comprised of PSUs and long-term incentives comprised of stock options), our compensation program is designed to:

•	Reward the creation of long-term shareholder value.
•	Reflect short-, mid- and long-term corporate performance.
•	Maintain an appropriate balance between base salary and short-term and long-term incentive opportunities, with a distinct emphasis on compensation that is “at risk”.
•	Be competitive, so as to attract and retain talented individuals.
•	Encourage Common Share ownership by employees.
•	Align the pay-for-performance approach to executive compensation to the long-term interests of the shareholders.

In deciding how to vote on this proposal, the Compensation Committee encourages you to read the “Letter to Shareholders” from the Compensation Committee and the “Compensation Discussion and Analysis” sections beginning on page 18 for a detailed description of our executive compensation programs, the compensation decisions the Compensation Committee has made under these programs and the factors considered in making these decisions.

Although this is an advisory vote, and the results will not be binding on the Compensation Committee or the Board, the results of the vote will be taken into consideration by the Compensation Committee in determining its approach to executive compensation in the future. At the last Annual General Meeting on May 9, 2019, shareholders supported the Corporation’s approach to executive compensation, with 87.7% of the votes cast in favour of the resolution. Following the Meeting and in recognition of the results, the Corporation engaged with shareholders to discuss the Corporation’s compensation philosophy, emphasizing that its executive compensation program reflects a pay for performance approach that is reviewed on an ongoing basis in order to align it with the long-term interests of shareholders.

The Board of Directors unanimously recommends that shareholders vote in favour of the proposed resolution on the Corporation’s approach to executive compensation. The persons designated in the enclosed Voting Instruction Form or Form of Proxy, unless instructed otherwise, intend to vote FOR the resolution.

Shareholders will be asked, at the Meeting, to approve the following resolution:

“BE IT RESOLVED, AS AN ORDINARY RESOLUTION OF THE SHAREHOLDERS OF THE CORPORATION, THAT:

1.      On an advisory basis and not to diminish the role and responsibilities of the Board of Directors of Canadian Natural Resources Limited (the “Corporation”) or that of the Compensation Committee of the Corporation, the shareholders accept the approach to executive compensation as described in the “Compensation Discussion and Analysis” section of the Information Circular of the Corporation dated March 18, 2020 and delivered in advance of the 2020 Annual Meeting of Shareholders.”

OTHER MATTERS

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy to vote the same in accordance with their best judgment in such matters.

Canadian Natural Resources Limited	15	2020 Management Information Circular

II.    INFORMATION RESPECTING EXECUTIVE COMPENSATION

LETTER TO SHAREHOLDERS FROM THE COMPENSATION COMMITTEE

Dear Fellow Shareholders:

The Compensation Committee (the “Committee”) is pleased to provide you with an overview of the Corporation’s performance in 2019 and a summary of our approach to determining the compensation of our executives. The Compensation Discussion and Analysis (the “CD&A”) that follows provides Shareholders with details on the compensation paid to your Corporation’s executives in 2019. The discussion also gives you comprehensive information on your Corporation’s pay-for-performance, governance practices and performance culture – one of entrepreneurialism, with a focus on maximizing Shareholder value over the long-term.

Throughout 2019, Canadian Natural demonstrated the competitive advantage of its diverse and balanced asset base and its ability to create value for its Shareholders. The Corporation, supported by a strategic base of long life low decline assets, executed on its curtailment optimization strategy, mitigating the production impacts from preventative maintenance activities, achieving record annual production volumes of 1,099 MBOE/d. Canadian Natural's culture of leveraging technology, innovation and continuous improvement drove significant value growth as the Company captured approximately $550 million of incremental margin improvements in 2019, supporting record adjusted funds flow of over $10.3 billion in 2019. This record adjusted funds flow generation allowed the Corporation to strengthen its balance sheet with the retirement of debt, create real returns to Shareholders through dividend increases and a continuation of its Common Share purchase programs as well as the execution on a strategic acquisition of thermal in situ and heavy crude oil assets.

We continue to focus on aligning pay for performance, assessing the Corporation’s performance under four categories: 1) financial, 2) strategic capital allocation, 3) operational, and 4) safety, asset integrity and environmental. In each of these categories, performance is evaluated against a specific target performance range and/or a benchmark determined by prior period performance. The chosen metrics align with the Corporation’s four pillar capital allocation strategy, guidance provided to Shareholders and the Corporation’s goal to balance capital allocation with long-term Shareholder value-creation.

2019 PERFORMANCE

The Committee believes the Corporation achieved excellent results in 2019 and were successful in executing its strategic objectives. We carefully considered this performance in the context of the economic realities faced by the industry, as well as considering the Say On Pay vote cast by you in 2019 and the emerging trends in executive compensation. We evaluated Canadian Natural’s performance relative to the Corporation’s 2019 budget guidance, issued on December 5, 2018. Throughout 2019, the Corporation exercised its capital flexibility and executed on its curtailment optimization strategy in response to the Alberta government’s mandatory production curtailment program established in late 2018. The Corporation continued its focus on effective and efficient operations across all segments of its business and accomplished strong financial, strategic and operational execution, as well as top tier safety and environmental performance in relation to its established goals:

•	Financial: Canadian Natural met all of its financial targets for 2019, maintaining its capital discipline, improving its debt metrics, while outperforming on adjusted funds flow and returns on equity and return on capital employed.
•	Strategic Capital Allocation: In 2019, the Corporation executed its capital allocation strategy:
○	We continued to meet our targets of allocating 50% of annual free cash flow after budgeted capital expenditures and dividend commitments to the balance sheet and the remaining 50% to an annual Common Share purchase program under a Normal Course Issuer Bid (“NCIB”).
○	We deleveraging our balance sheet and retired approximately $2,350 million of public debt and term credit facilities, while completing a strategic acquisition of the Devon Canada assets contiguous with the Corporation’s Kirby thermal in situ and primary heavy crude oil assets.
○	Additionally, we delivered returns to Shareholders through our 19th consecutive increase to quarterly dividends, further augmented by share repurchases, resulting in approximately $2.7 billion returned to Shareholders in 2019.
Canadian Natural Resources Limited	16	2020 Management Information Circular

•	Operations: In response to the Government of Alberta’s mandatory production curtailment program, the Corporation, through its balanced, flexible asset base, was able to strategically manage its production volumes, effectively maximizing value for Shareholders. While the Corporation missed the bottom-end of its annual production target for oil sands mining and upgrading, in part due to proactive maintenance to preserve long-term value, the Committee viewed the Corporation’s strategic actions to manage its monthly curtailment allowable production volumes as top tier performance.
•	Safety, asset integrity and environmental: The Corporation remained focused on delivering top tier safety, asset integrity and environmental performance in 2019. The Corporation improved its performance in all areas, outperforming targets for recordable injuries and loss time incidents over 2018 levels.

The Committee reviewed Canadian Natural’s total shareholder return (“TSR”) performance: the absolute 1 year TSR was 33%, the 3 year TSR was 9% and the 5 year TSR was 38%. Additionally, the Committee reviewed the Corporation’s reserves growth, with Canadian Natural outperforming against its peers at 11%, 63%, and 89% reserves per diluted Common Share growth for the 1 year, 3 year, and 5 year periods respectively. Considering the curtailed environment in Alberta and the volatile commodity price experienced through 2019, the relative TSR and reserves growth per share delivered by Canadian Natural over the short and longer term demonstrates the unique, sustainable and robust nature of the Corporation’s business, the strength of its management team and the continued execution of its balanced four pillar capital allocation strategy.

Canadian Natural’s 3 year performance as measured by TSR ranked well against its primary and secondary peers at 9%, placing the Corporation in the 90th percentile, outperforming 10 of 11 peers. Additionally, the Corporation’s 3 year reserves per Common Share growth (on a fully diluted basis) was 63%, placing the Corporation in the 77th percentile versus its peer group.

SUCCESSION

As part of the Corporation’s ongoing succession process, Steve W. Laut, who was appointed Executive Vice-Chairman in March 2018 after serving as President for the previous 13 years, has decided to step back from the day to day operations at or before the Annual Meeting. Mr. Laut will remain on the Board and stand for re-election as a director at the 2020 Annual Meeting.

2019 PAY DECISIONS

The Committee approved a nominal salary program for senior executives in 2019 in response to the ongoing challenges in the Canadian oil and natural gas industry. Additionally, we undertook an evaluation of short- and long-term incentive metrics to ensure they continue to be suitable in the current environment. This year, the Committee determined that no adjustments would be made to the short- or long-term incentive plan results.

In 2019, Canadian Natural achieved a corporate performance score of 136%, based on strong financial performance and achievement of key strategic goals. This score results in bonus and PSU awards of 190% of target. The Committee also endorsed a PSU multiplier of 1.83 for PSUs vesting in 2020, as awarded to the Corporation’s senior executive in accordance with the Corporation’s PSU program.

We are accountable for ensuring that the links between pay and our business goals are responsible, appropriate and strongly align with your interest as Shareholders while mitigating compensation related risks to the Corporation. As always, we welcome comments and feedback from our Shareholders.

Submitted by the members of the Compensation Committee:

Frank J. McKenna (Chair)
Catherine M. Best
Wilfred A. Gobert
Annette M. Verschuren

Canadian Natural Resources Limited	17	2020 Management Information Circular

COMPENSATION DISCUSSION AND ANALYSIS

Board of Directors Oversight and Compensation Governance

To oversee the Corporation’s compensation practices, the Board established a Compensation Committee (the “Committee”) comprised solely of independent directors.

The Directors who were members of the Committee during 2019 are: Catherine M. Best, Wilfred A. Gobert, Frank J. McKenna (Chair), and Annette M. Verschuren, all of whom are independent and knowledgeable with respect to executive compensation. Collectively, the members of the Committee have expertise in, among other areas, finance, audit, law and business management. They possess extensive experience in executive compensation acquired through their careers as business executives, directors of other companies and specifically as members of compensation committees, acquiring an in-depth understanding of executive compensation from a diverse array of industries which provided exposure to and experience with varied approaches to executive compensation.

Compensation Committee Mandate

With respect to compensation, the Committee reviews and approves the Corporation’s compensation philosophy and programs for executive officers, including the Corporation’s Named Executive Officers, and employees of the Corporation. The Committee sets the compensation paid to each of the Corporation’s executive officers; the overall compensation paid by the Corporation to its employees; the granting of stock options to executive officers and employees; and, approves the compensation paid to the Executive Chair, the Executive Vice-Chair and the President. The Committee’s role includes ensuring there is (i) a well-defined link between executive compensation and performance, and (ii) rigor in setting corporate goals and assessing performance.

Compensation Philosophy

Compensation at Canadian Natural is structured to attract, retain and motivate employees and officers, and to encourage a focus on improving corporate performance and an accountability to shareholders. Compensation is comprised of base salary and short-term and longer-term performance-conditioned incentive payments. It has worked for our shareholders over the years, and remains aligned with our shareholders’ interests:

•	Total compensation targeted at the median of similar Canadian oil and gas companies (US peer company pay data is used as a reference only) with base salaries and bonuses that are below the 25th percentile. As Canadian Natural targets a median pay position, but provides low base salaries, the proportion of Canadian Natural’s variable pay and pay at risk is high relative to peers.
•	The Corporation does not have a pension plan for its NEOs. It has a Common Share savings plan through which Common Shares are purchased – our culture of Common Share ownership is demonstrated by the high participation rate in the plan (approximately 98% employee participation).
•	Canadian Natural does not provide employment agreements to its NEOs and therefore they do not benefit from pre-determined compensation awards in the event of a change of control and/or loss of position. Commencing in 2016, vesting provisions for equity based compensation granted to the Corporation’s Management Committee contain a “double trigger” whereby, in the event of a change in control, an individual must also be terminated without cause as a result of the change of control or within 24 months thereof, in order for such compensation to vest.
•	The Corporation establishes its performance goals prior to the beginning of the fiscal year to ensure that achieving such goals is based upon an objective measure and, as the goals are being set, there is sufficient uncertainty to effectively motivate performance.

The Corporate Scorecard sets out the Corporation’s performance goals and outlines the direct linkage between achieving these goals and the short term incentive plan (“STIP”) compensation paid to all employees, including the NEOs. In addition, the corporate performance reflected in the STIP is also reflected in the value of PSUs awarded to NEOs, aligning short and longer term corporate performance to shareholder value. NEO compensation is further linked to corporate performance by having PSU grants vest using a weighted 3 year average of relative reserves growth per Common Share on a fully diluted basis (1/3) and relative total shareholder return (2/3), both measured against identified industry peers.

Canadian Natural Resources Limited	18	2020 Management Information Circular

Having reviewed market practice, Canadian Natural has refined its approach to target compensation at the median of the larger exploration and production companies based in Canada. While Canadian Natural reviews US compensation levels, the information is provided to the Committee for reference purposes only and has not been considered in the development of executive pay levels.

The Committee believes this target pay level, mix and the use of peer group comparisons is appropriate to ensure that overall compensation levels remain competitive to attract and retain quality employees while also ensuring that overall compensation levels do not become excessive. The Committee continually reviews all components of the Corporation’s compensation program to ensure that the Corporation’s compensation program is competitive, reasonable, fair to all of its employees, and overall, in the best interests of the Corporation and its shareholders.

Compensation Committee Considerations

Executive compensation risk is mitigated by linking the STIP and PSUs to the Corporation’s annual guidance, performance metrics, alignment to shareholders through Common Share ownership that is reinforced by ownership guidelines, claw-back and anti-hedging policies, succession planning as well as the Committee’s use of judgment.

•	Compensation Risk – The Committee assists the Board in monitoring the risks associated with the Corporation’s compensation program and practices on an ongoing basis. The Committee, in reviewing the Corporation’s compensation program, considers such risks before approving the program. Compensation practices do not vary between business units or executives, except for the level and mix of pay that is commensurate with the responsibilities of the position. The compensation program of the Corporation consists of (i) a fixed annual base salary; (ii) a cash bonus, with capped payout, based on the overall performance of the Corporation in meeting specific goals set by the Corporation and the Board (iii) a PSU plan with a capped award level that, for employees other than Management Committee members, vests annually over a 3 year period and, for members of the Corporation’s Management Committee, vest 3 years from the grant date; and, (iv) Common Share stock options which have five year vesting provisions with the first 20% not vesting until the first anniversary of the grant date and the final 20% having only one month to be exercised before expiry following vesting on the 5th anniversary of grant date. The Committee has concluded that the Corporation’s compensation policies do not create an environment where an executive or any individual is encouraged to take excessive risk but rather encourages and rewards prudent business judgment and appropriate risk assessment over the short and long-term without creating an exposure that is reasonably likely to have a material adverse impact on the Corporation.
•	Corporate Risk – The Board has overall responsibility for risk oversight with a focus on the most significant risk areas facing the Corporation, including strategic, financial, operational, environmental, cyber and reputational risks. The Board’s risk oversight process builds upon management’s risk identification assessment and mitigation processes, which include reviews of long-term strategic and operational planning; executive development and evaluation; code of conduct compliance; regulatory compliance; safety and environmental compliance; financial reporting and controllership; and information technology and security. Management is responsible for the identification of key business risks and the potential impact of those risks on the Corporation, providing for appropriate ongoing oversight of these risks throughout the organization and the effective enforcement of appropriate mitigation through policies and procedures, all of which is coordinated through the Corporation’s Enterprise Risk Management framework. The Nominating, Governance and Risk Committee assists the Board by reviewing significant enterprise risk exposure not delegated to other Board committees and the steps management has taken to monitor, mitigate, control and report such exposures.
•	Clawback Policy – The Corporation’s clawback policy provides the Committee with the authority to seek re-imbursement of all or any portion of performance based compensation (cash bonus, PSUs and stock options) from any NEO who, in the Committee’s determination, is responsible for a material misrepresentation or misconduct resulting in a restatement of the financial results of the Corporation and was improperly paid such performance based compensation in the year in which the financial misstatement occurred.
Canadian Natural Resources Limited	19	2020 Management Information Circular

•	Anti-Hedging Policy – The Corporation’s anti-hedging policy prohibits directors and officers of the Corporation from purchasing any financial instrument that is designed to hedge or offset any decrease in the market value of the Common Shares, including options, prepaid variable forward contracts, equity swaps, collars and units of exchange funds. The policy does not prohibit pledging securities as collateral for loans, nor does it prohibit holding the Corporation’s securities in broker margin accounts. Directors and officers confirm, on an annual basis, that they have not entered into or purchased any such instruments.
•	Stock Ownership Guidelines and Common Shares Held by Named Executive Officers – The Board has adopted Common Share ownership guidelines for directors and officers of the Corporation. Non-management directors are required to acquire and hold, within five (5) years from the date of their appointment to the Board, Common Shares and/or DSUs having a minimum aggregate value equal to three times the annual retainer fee paid to directors in the year. Under the guidelines, an officer has three (3) years from their date of hire. appointment or promotion to their position to acquire and hold the required level of ownership. For officers, Common Share ownership includes Common Shares purchased and held within the Corporation’s stock savings plan and any other personal holdings. With the adoption of PSUs for members of the Corporation’s Management Committee (in lieu of a Common Share bonus program), the guideline was revised to include the value of PSUs (determined using a performance multiple of 1.00) in determining Common Share ownership, provided, however, that at least 50% of the threshold target value of equity ownership to be held by an individual must continue to be satisfied through the ownership of Common Shares. The guideline requires Common Share ownership for officers proportionate to the individual’s compensation and position as follows:

The Executive Chair, Executive Vice-Chairman, the President and any Chief Operating Officer	4 times base salary
Any Senior Vice President (including the Chief Financial Officer)	2 times base salary
All other Officers	1 times base salary

The minimum ownership thresholds will fluctuate depending on fee or salary changes, as applicable, and the Common Share price. In order to avoid the need to continuously monitor and adjust holdings, the Corporation has adopted, and the Board has approved, a change to the guidelines that allows the value of an individual’s equity holdings to be calculated based on the greater of: (i) the current market value of the Common Shares; (ii) the market value of the Common Shares as at December 31 of the immediately preceding year; and (iii) the acquisition cost of such Common Shares to satisfy the minimum Common Share ownership guidelines.

Once an individual meets the required threshold, further purchases of Common Shares are not required in the event that the value of the Common Shares held decreases solely by virtue of a decline in the market price of the Common Shares. Where the value of the Common Shares held by a director or officer decreases below the required ownership threshold for any other reason (i.e. salary increase or sale of Common Shares), the individual will be required to increase the value of their investment to the required threshold amount soon as possible. Where an an officer does not satisfy the required ownership threshold, that individual shall be obligated to take immediate steps to comply with the threshold requirement; which includes the use of cash bonus, vested PSU payouts and the Common Share election option to acquire a sufficient number of Common Shares to satisfy the threshold.

Canadian Natural Resources Limited	20	2020 Management Information Circular

Officers are required to confirm annually their Common Share ownership position and that such position is their beneficial and legal ownership position and has not been hedged or otherwise sold. As of the date of this Circular, each officer meets or exceeds the Common Share ownership requirement of the Corporation. The following table sets forth the beneficial ownership of the Common Shares held directly and indirectly by the NEOs and, as at December 31, 2019, the market value thereof:

Name	Number of Common Shares Held	Value of Common Shares Held(1)	Ownership Requirements (multiple of base salary)	Value of Share Ownership Requirements To Be Met	Meets Share Ownership Requirements
N. Murray Edwards(2)	21,894,103	$919,552,326	4 times	$2,435,800	Yes
Steve W. Laut	2,347,033	$98,575,386	4 times	$1,993,500	Yes
Tim S. McKay	1,167,469	$49,033,698	4 times	$2,435,800	Yes
Scott G. Stauth	160,810	$6,754,020	4 times	$1,676,900	Yes
Mark A. Stainthorpe(3)	26,982	$1,133,244	2 times	$470,500	Yes	(4)
Corey B. Bieber(3)	190,760	$8,011,920	2 times	$527,600	Yes
(1)	The closing price of the Common Shares on the TSX on December 31, 2019 was $42.00 and on March 18, 2020 was $11.00. All of the NEOs meet the threshold requirements using either price.
(2)	As Mr. N.M. Edwards’ annual salary is $1, his mandatory, required holdings in 2019 was the same as Mr. T.S. McKay, being four times Mr. McKay’s annual salary.
(3)	Mr. M.A. Stainthorpe became Chief Financial Officer and Senior Vice-President, Finance of the Corporation effective March 29, 2019 at which time Mr. C.B. Bieber became an Executive Advisor of the Corporation.
(4)	In accordance with the Corporation’s ownership guidelines for officers, Mr. M.A. Stainthorpe has until March 2022 to meet his new ownership requirement.
•	Succession Planning – The Corporation does not have a chief executive officer but has a Management Committee comprised of nineteen members of the management group including the Executive Chair, Executive Vice-Chairman, the President, the Chief Operating Officers and the Chief Financial Officer and Senior Vice-President, Finance. The Management Committee structure is an effective leadership and accountability driven organizational structure and has kept pace with the expansion and increased complexity of operations. This management structure: (i) limits the ability of any one individual to unduly influence the direction of the Corporation as consensus of other members of the Management Committee must be achieved; (ii) enables the continuation of the strong leadership of the Corporation should any one member of the management team leave the Corporation; and (iii) enhances management development in learning key decision making strategy, skills and leadership and secures management succession.

The Corporation has developed a strong culture of promoting from within. As part of succession planning, management at least annually reviews each executive position and evaluates the qualification and experience needed to succeed in the position. Each member of the corporate Management Committee evaluates their direct reports and from that evaluation identifies up to 3 possible candidates for succession. Through the evaluation, the strengths of each candidate and required areas of development are identified and a development plan created to ensure the candidate will be ready to succeed the incumbent. The approximate length of time required before the candidate is ready to assume the role is also a factor in the evaluation. Senior management presents a recommendation of the executive succession plans, including the detailed succession planning logs completed by management, to the Compensation Committee for its review, consideration and approval.

Canadian Natural Resources Limited	21	2020 Management Information Circular

•	Retirement – The Corporation has implemented a matrix on what constitutes “Normal Retirement Age” to better reflect work force demographics. In the event an individual retires from their employment with the Corporation, the following matrix would be applied to the vested and unvested portions of any grants made to the individual in respect of the Corporation’s Performance Share Unit Plan and Stock Savings Plan.
Age at Retirement	Entitlement
<60 years old	Only entitled to vested amounts; no incremental entitlement to unvested amounts

60 years old and <5 years of service	Entitled to vested amounts and 30% of any unvested amounts, as they vest on their regular vesting date

60 years old and 5 years of service	Entitled to vested amounts and 60% of any unvested amounts, as they vest on their regular vesting date

For each year over 60 years old	Entitled to the foregoing, as applicable, and to an incremental 8% of any unvested amounts as they vest on their regular vesting date for each year of age up to 65

In order to receive the post-retirement entitlements described above, an individual would be subject to a non-compete agreement that would remain in place until after the final vesting of any entitlements under the above matrix.

•	Independent Advice – The Committee has engaged the independent consulting firm Hugessen Consulting Inc. (“Hugessen”) since 2013. Hugessen’s mandate is to support the Committee, developing principles related to disclosure and shareholder engagement, and to advise the Committee on the structure of the Corporation’s executive compensation and management’s compensation recommendations. In carrying out their mandate, Hugessen has had direct access to the Chair of the Committee, the other Committee members and with management, as required. The Corporation paid for Committee consulting services provided as indicated in the table below.
	2019	2018
Executive Compensation Related Fees	$27,435	$15,582
All Other Fees	–	–
Total Fees	$27,435	$15,582

Peer Group and Peer Group Performance

Compensation levels of the NEOs are compared to similar positions within comparable Canadian peer companies, while a US peer group is used by the Corporation as a secondary point of reference. The Canadian peer group of companies (the “Primary Group”) is chosen from Canadian energy industry companies that are of a similar size as the Corporation (including comparable oil and gas exploration and production companies), have comparably complex operations and operate in similar geographical regions. The U.S. peer group of companies (the “Secondary Group”) is chosen from U.S. exploration and production companies that are of similar size as the Corporation, and have comparably complex operations (including operations in geographical regions similar to those in which the Corporation operates).

In assessing appropriate peers, the Corporation considered the net revenue and enterprise value for 2019 of prospective peer companies as well as, where appropriate, 2019 production. While certain peer companies in the Primary Group are not “oil and natural gas producers”, they represent significant participants in the energy industry generally and compete for industry resources in the markets where the Corporation operates. While there are other companies that are similar in size to the Corporation and operate in the Calgary market, the Corporation does not consider them peers because of the unique nature of the oil and gas industry and the limited competition for resources as a result. Furthermore, including additional “non producers” reduces the importance of oil and natural gas production and reserves growth as comparative measures in the Corporation’s core industry and impacts metrics used by the Corporation to assess corporate performance and compensation. In reviewing the Primary and Secondary Groups in 2019, the Committee determined the peers to be acceptable and appropriate comparative groups for Canadian Natural. However, the Committee noted that Anadarko Petroleum Corp., having been acquired by Occidental Petroleum Corp. effective August 2019, has been removed from its Secondary Peer Group and that Encana Corporation, having changed its name to Ovintiv Inc. effective January 2020 and relocated its head office to the United States, will be evaluated for inclusion in future years. The Committee will also review and determine whether additional peers should be considered for future years.

Canadian Natural Resources Limited	22	2020 Management Information Circular

Based on the foregoing criteria, the listed companies were deemed reasonable peers to benchmark executive compensation:

	FY 2019 Net Revenue (C$B)	Total Enterprise Value (C$B) Dec. 31, 2019	Production FY 2019 (MBOE/d)
Canadian Natural Resources Limited	$23	$72	1,099
Primary Group (production before royalties)
Cenovus Energy Inc.	$20	$25	452
Crescent Point Energy Corp.	3	6	162
Enbridge Inc.	50	181	N/A
Encana Corporation(1)	9	18	565
Husky Energy Inc.	20	17	290
Suncor Energy Inc.	39	82	777
TC Energy Corporation	13	119	N/A
Average of Primary Group	$22	$64	449
Secondary Reference Group (production after royalties)
Apache Corp.	8	26	473
Devon Energy Corporation	8	17	323
EOG Resources, Inc.	23	68	818
Marathon Oil Corporation	7	20	414
Average of Secondary Group	$12	$33	507
(1)	Production reported after royalties.

Note: Source for information above is Bloomberg and public company reports. Amounts in Canadian dollars; translated at average 2019 and year end rates where required.

Canadian Natural Resources Limited	23	2020 Management Information Circular

Given the significance of these metrics in overall NEO compensation, the Committee has considered the Corporation’s comparative TSR and reserves growth per share in respect of both the Primary and Secondary Groups for each of the 1 year, 3 year, and 5 year time horizons in determining NEO compensation. Comparative information is provided in the tables below for both the Primary and Secondary Groups.

Total Shareholder Return
	1Y TSR - CAD	3Y TSR - CAD	5Y TSR - CAD
Canadian Natural Resources Limited	33%	9%	38%
Primary Group
Cenovus Energy Inc.	40%	-32%	-39%
Crescent Point Energy Corp.	41%	-65%	-73%
Enbridge Inc.	30%	8%	10%
Encana Corporation	-22%	-60%	-60%
Husky Energy Inc.	-23%	-32%	-57%
Suncor Energy Inc.	16%	7%	36%
TC Energy Corporation	49%	31%	51%
Secondary Group
Apache Corp.	-4%	-58%	-49%
Devon Energy Corporation	11%	-44%	-49%
EOG Resources Inc.	-7%	-18%	6%
Marathon Oil Corporation	-8%	-21%	-42%
Summary Statistics
P75	35%	-6%	8%
Median	11%	-32%	-42%
P25	-8%	-51%	-53%
S&P TSX Oil and Gas Exploration & Production Index	10%	-37%	-33%

Note: Information source for above peers is Bloomberg.

Reserves Growth Per Share
	1Y Reserves per Share Growth	3Y Reserves per Share Growth	5Y Reserves per Share Growth
Canadian Natural Resources Limited	11%	63%	89%
Primary Group
Cenovus Energy Inc.	-8%	30%	32%
Crescent Point Energy Corp.	-25%	-8%	-39%
Encana Corporation	32%	87%	-3%
Husky Energy Inc.	54%	84%	14%
Suncor Energy Inc.	0%	19%	1%
Secondary Group
Apache Corp.	-17%	-22%	-57%
Devon Energy Corporation	-51%	-53%	-72%
EOG Resources Inc.	14%	48%	26%
Marathon Oil Corporation	-2%	-42%	-54%
Summary Statistics
P75	14%	48%	14%
Median	-2%	19%	-3%
P25	-17%	-22%	-54%

Note: Reserves per share reflects Net Proved (after royalties) constant dollar reserves over the diluted weighted average shares outstanding for the respective periods. Sourced from company reports.

Canadian Natural Resources Limited	24	2020 Management Information Circular

When evaluating the performance of the Corporation in the context of comparative NEO compensation, the Committee considered the comparative performance of the Primary Group as well as the Secondary Group as a comparable reference points. In particular, as PSUs start to vest in 2020 (and every year thereafter), NEOs will begin to see the correlation between the Corporation’s actual performance over the three year performance period of the PSUs and the ultimate amount received in respect of the PSUs previously granted. As set out on page 29, the performance multiplier for the PSUs is directly correlated to the Corporation’s relative performance in respect of peer group TSR and reserves growth per share.

Comparative Annual NEO Compensation

The graph below shows the relative annual NEO compensation for the Corporation and each of its peer companies in 2018, when considered as a percentage of each company’s enterprise value and revenue. Given the emphasis the Corporation places on variable and at risk pay, being higher relative to its peers, the top quartile performance of the Corporation in respect of TSR and reserves growth per share (over 1, 3 and 5 year periods) relative to the Primary and Secondary Groups demonstrates that the Corporation achieves its compensation objectives while maintaining above average performance.

Use of Judgment

As the Corporation operates in a cyclical industry, at times it needs to adjust its short-term strategies to deal with rapid and unexpected changes. The Committee may apply judgment to assess the performance of the Corporation and its executives in leveraging unexpected opportunities or mitigating unexpected risks while delivering on its goals.

Canadian Natural Resources Limited	25	2020 Management Information Circular

Executive Compensation Pay Structure

Named Executive Officers for 2019

The Corporation does not have a chief executive officer but has a corporate Management Committee which, in 2019, included three members who were also directors of the Corporation: the Executive Chair, the Executive Vice-Chair and the President. Directors who serve on the corporate Management Committee do not receive fees related to serving as a director of the Corporation. For the purposes of National Instrument 51-102 – Continuous Disclosure Obligations and the disclosure required thereunder, Mr. T.S. McKay, President of the Corporation, has been designated by the Board to be the Chief Executive Officer. Accordingly, the Corporation has determined that its NEOs should include Mr. T.S. McKay, Mr. M.A. Strainthorpe, the Chief Financial Officer of the Corporation, and the next three highest paid members of the corporate Management Committee (which also includes the two other members of the Management Committee who, in 2019, were directors). In addition, as Mr. C.B. Bieber acted as the Corporation’s Chief Financial Officer up to March 28, 2019, he is also included as an NEO for 2019.

Components of Compensation

1.   Base Salary

Base salaries for the NEOs are well below the median level for similar positions in crude oil and natural gas companies of comparable size. The Corporation reviews and the Committee approves the level of base salary for all employees and officers including the NEOs in the first quarter of each year making adjustments as necessary to reflect changes in competitive practices, market and overall economic conditions. Relative to practice among our Canadian peers, base salaries are generally around the 25th percentile. In May 2018, the Corporation re-instated approximately one quarter of the annual base salary reduction taken by NEOs in 2015 and provided a nominal increase of 2% to have salaries better reflect changes in executive compensation. In 2019, with the exception of Mr. M.A. Stainthorpe (who received a salary increase related to his promotion to Chief Financial Officer and Senior Vice-President, Finance), NEOs did not receive a salary increase. On March 18, 2020, in response to the challenges arising in the oil and gas industry in relation to the drop in global crude oil demand triggered by the impact of the COVID-19 pandemic on the global economy and the further impacts of the break down in negotiations between OPEC and non-OPEC partners regarding production cuts, the Executive Chairman and the President will be reducing his salary by 20%, with the remaining NEOs reducing their salaries by 15% and other officers reducing their salaries by 10 to15% as well.

2.   Annual Bonus (“STIP”)

The Committee believes that incentive or “at risk” compensation motivates individual performance and aligns executive officer performance with the Corporation’s objectives and shareholder interests. The cash bonus awarded is based on the Corporation’s and the individual’s performance over the year in contributing to the Corporation meeting its yearly operating plans and its operating and financial goals as evidenced by corporate performance.

Canadian Natural measures corporate performance across four broad categories weighted as follows:

Performance Measure	2019 Metrics Included:	Weighting
Financial	Balance sheet strength, capital expenditures, ROE, ROACE, cash flow	30%
Strategic	Allocation of cash flow, mid and long-term projects, dividend and share purchases	30%
Operational	Production, operating costs	30%
Safety, Asset Integrity and Environmental	Recordable injury frequency, lost time injury frequency, greenhouse gas emissions, pipeline leaks	10%
Canadian Natural Resources Limited	26	2020 Management Information Circular

For NEOs, individual performance and the resulting STIP awards are based on corporate performance. At or below the minimum level of corporate performance, no STIP awards will be paid; above the maximum level of corporate performance, STIP awards are capped.

Based on historic performance, in a typical year, Canadian Natural expects the operating range to be within plus or minus 20% of target which would produce a STIP award and a PSU award between 50% and 150% of the targeted amount. Significant under or over performance may result in bonus and PSU awards that may range as low as 0% (for a corporate performance score below threshold) and as high as 200% of target (for a corporate performance score above maximum).

The relationship between the corporate performance score and the STIP payout multiple are shown graphically below.

Bonus
(% of Target)
200
175
150
125
100
75
50
25
0
Typical corporate performance range is 80% to 120% of target; target is 100%
0
20
40
60
80
100
120
140
160
180
200
Corporate Performance Score

Canadian Natural Resources Limited	27	2020 Management Information Circular

STIP Calculation

The amount of STIP paid depends on the NEOs base salary, target bonus and the performance defined by four categories of corporate performance. STIP payouts for each NEO are calculated as follows:

As an example, Canadian Natural has included a sample calculation for a STIP payout for a senior vice-president with a base salary of $400,000 and a target bonus of 70% of salary based on the STIP plan with the following corporate performance:

Performance Measures	Performance Assumptions
Financial (30%)	125% of target
Strategic (30%)	100% of target
Operational (30%)	100% of target
Safety, Asset Integrity and Environmental (10%)	90% of target

In this example, the corporate performance rating will be 106.5% of target as shown below.

Component of performance measurement	Component Weighting	Component Performance (% of target)	Weighted Performance
Financial	30.0%	125.0%	37.5%
Strategic	30.0%	100.0%	30.0%
Operational	30.0%	100.0%	30.0%
Safety, Asset Integrity and Environmental	10.0%	90.0%	9.0%
Total	100.0%		106.5%

From the chart on page 27, the corporate performance rating of 106.5% of target would result in a bonus payout of 116.25% of target. Based on these assumptions, the STIP payout would be as follows:

$400,000 × 70% × 116.25% = $325,500

NEO total cash compensation (base salary plus cash bonus) is generally at or below the 25th percentile of the Primary Group. This is consistent with Canadian Natural’s compensation approach – that performance-based equity awards should make up a significant portion of the NEOs’ total compensation.

Canadian Natural Resources Limited	28	2020 Management Information Circular

3.   Long Term Incentive Plans

A.   Performance Share Unit

The performance share program provides a grant of Common Shares or units based on the most recent year’s corporate performance using the same corporate performance measures used in the STIP with the deferred vesting of such awards. As a result, the plan provides an immediate link to short-term performance and alignment to long- term shareholder interests and enables retention of employees and officers without the dilutive aspects of issuing Common Shares from treasury or granting stock options.

For NEOs, PSU awards are based on corporate performance. At or below the minimum level of corporate performance, no PSU will be awarded. Above the maximum level of corporate performance, PSU awards are capped. A PSU grant has the same expected corporate performance range and related performance award multiplier as the STIP. However, PSU vesting for the Corporation’s Management Committee (which includes the NEOs) (collectively, “Senior Management”), will be based on performance over a three year period rather than solely through the passage of time. The table below summarizes the characteristics of the PSU plan.

Who Participates	All employees and officers of the Corporation, including Senior Management. Directors are not eligible to receive PSUs unless they provide ongoing day-to-day management services to the Corporation.
Form of award
For employees and officers, other than Senior Management, Common Shares of the Corporation are acquired through purchases on the TSX. For Senior Management, a cash award is converted into PSUs using the Fair Market Value of the Common Shares as at December 31 of the most recently completed financial year end.

Target Award Amount	For Named Executive Officers, the awards vary from 2.75 to 4.0 times the STIP award.
Performance Measures to Determine Award Size
The size of the award varies depending upon the corporate performance for the most recent year as measured by the performance scorecard used to determine the STIP payout. Awards may be nil when corporate performance in a given year is below a threshold level. This establishes a direct link between Corporate performance and grant size. Future realized values at the time of vesting will reflect the then current stock price and the reinvestment of amounts calculated dividends and attributed to the PSUs over the vesting period.

Dividends
For employees and officers, other than Senior Management, dividends are paid on outstanding, unvested, Common Shares. For Senior Management, amounts calculated as dividends payable on Common Shares are attributed to the PSUs, which are then reinvested into additional PSUs. These additional PSUs vest on the same date as the underlying PSU grant the dividends are attributed.

Performance Measures To Determine Vesting
For employees and officers, other than Senior Management, awards vest equally over a three year period and have a value based upon the then current value of such Common Shares. If the employee leaves the employment of the Corporation for any reason other than retirement at Normal Retirement Age, the unvested Common Shares are forfeited by the employee. For Senior Management, PSUs will vest after three years based on a weighted average of the Corporation’s performance on its relative reserves growth per share (1/3) and its relative total shareholder return (2/3) over the three year period, both of which are compared against the identified industry peers, as set out on page 24. If an individual leaves the employment of the Corporation for any reason other than retirement at Normal Retirement Age, the unvested PSUs are forfeited by the individual.

Payout
For employees and officers, other than Senior Management, payout is in Common Shares of the Corporation. The Common Shares purchased under the PSU Plan are restricted shares, as they can only be paid out in kind at vesting. For Senior Management, PSUs will be paid out in cash. A multiplier of 0% to 200% will be applied to the value of the PSUs at the time of vesting based on the Corporation’s performance against the indicated measures over the three calendar years prior to the vest date. The value of the PSUs is determined by multiplying the number of PSUs vesting by the Fair Market Value as of the Valuation Date. The payout table is set out below.

	Relative Performance Percentile	Payout Multiple
	<20%	0
	20-39.9%	50%
	40-49.9%	75%
	50-59.9%	100%
	60-79.9%	150%
	80-100%	200%

Canadian Natural Resources Limited	29	2020 Management Information Circular

B.   Stock Option Plan

The Committee believes that, to remain competitive in the crude oil and natural gas industry, it is important that the Corporation has a stock option plan available to maintain parity with compensation levels within the industry, and the granting of reasonable levels of stock options should be used as part of the overall compensation package and provide a long-term incentive for all employees and officers to ensure they are aligned with shareholders and are striving to maximize shareholder value. The Board believes that the established policy of awarding stock options meets the Corporation’s business objectives. In March 2019, the Corporation reduced the maximum number of Common Shares issuable under the Amended, Compiled and Restated Employee Stock Option Plan (the “SOP”) to 7% of the Common Shares issued and outstanding from time to time (for more information on the SOP, see page 47). The SOP, including the reduction in the number of Common Shares issuable thereunder, and the unallocated stock options pursuant to the SOP, as amended, were approved by the Shareholders on May 9, 2019. There have been no further amendments to the SOP since that date.

The table below summarizes the characteristics of the SOP:

Form of Award	Option on Common Shares of the Corporation
Participants	Employees and officers of the Corporation. Directors are not eligible to receive stock options unless they provide ongoing day-to-day management services to the Corporation.
Exercise Price	The exercise price cannot be lower than market value at the time of granting the stock options.
Vesting	Annually at 20% per annum over five years commencing one year (for options granted on the basis of prior year performance) or two years (for options granted to new employees) after granting.
Term	For annual prior year based options, 5 years with expiry date being 30 days after last vesting.
Payout
The option plan facilitates holders of stock options to receive on exercise of the stock options one Common Share for each stock option exercised. The holder of stock options may elect to receive a cash payment of the difference between the market price of the Common Shares on the TSX and the exercise price of the options in lieu of Common Shares. This reduces the amount of dilution in the Corporation as no additional Common Shares are issued if the cash election is made by the option holder. The Corporation reports as an expense the cost associated with granting stock options.

Termination
For all employees including NEOs, unvested stock options are forfeited at the date of resignation, retirement, termination without cause, or termination with cause. Upon death, unvested options are cancelled, subject to the Compensation Committee’s direction to accelerate vesting. Vested options outstanding as at resignation, retirement, termination without cause or termination with cause must be exercised within 30 days from effective date or notice date. Vested options outstanding as at date of death must be exercised within three to twelve months from date of death.

In the event of a change of control, if an NEO is terminated without cause as a result of the change of control event or within 24 months thereof, any unvested options would vest and be exercised within 30 days of such termination.

Restrictions
No one person can hold stock options pursuant to the option plan of more than 5% of the outstanding Common Shares nor is it possible for directors and officers, as a group to hold options amounting to 10% of the outstanding Common Shares.

Re-Pricing Policy	The Corporation has a policy not to re-price options.

In determining the number of options to be awarded, the Committee considers the grant date value determined by the Black-Scholes-Merton methodology (value reported in the Option-based Awards column of the Summary Compensation Table), published peer group data, corporate performance, individual performance, and other applicable factors. To assist in determining reasonable levels of stock options awarded to the NEOs, the Corporation uses published data of the peer companies as a guideline. In the aggregate, the number of options granted to the NEOs in 2019 represents 7.5% of all the options awarded to the Corporation’s employees in 2019.

Canadian Natural Resources Limited	30	2020 Management Information Circular

C.   Stock Savings Plan

The Corporation does not have a pension plan. The Corporation has established a Stock Savings Plan for all permanent employees. Under this plan, employees may elect to contribute up to 10% of their gross annual salary and the Corporation contributes one and one-half times the contribution of the employee. Provided the employee does not leave the employment of the Corporation for any reason prior to the vesting dates, the Corporation’s portion of the contributions vests as follows:

•	For employees with less than five years of continuous participation in the plan, over a two-year period.
•	For employees who have five years of continuous participation in the plan, on January 1 of each year.
•	Upon retirement, if Normal Retirement Age (as defined at page 22) is reached.

This plan provides additional Common Share ownership in the Corporation by its executive officers and employees. The Common Shares are purchased on the TSX.

Determining Compensation

Compensation levels of the Corporation’s employees and executive officers are reviewed annually following performance reviews.

The Committee continually reviews the relative merits of the Corporation’s compensation practice. The approach provides the necessary flexibility to appropriately incentivize the management team in managing the business of the Corporation through the cyclical nature of the crude oil and natural gas industry, yet, base a part of their “at risk” bonus payments on meeting specified established targets relating to financial results, strategic development of long life, low decline assets, operations (production volumes and cost) and, safety, asset integrity and environmental risk management performance. This methodology is evaluated annually to ensure executive compensation is linked with the performance of the Corporation.

In arriving at the compensation levels paid by the Corporation to its executive officers, the Committee takes into account a number of factors including the expertise and experience of the individual, the overall performance of the Corporation, and, an evaluation of peer-company market data and performance. In addition, the Committee also periodically discuss with Hugesson, the external independent compensation consultants to the Committee, a review of:

(i)	processes used to develop executive compensation industry surveys to yield meaningful analysis of compensation practices;
(ii)	compensation trends within the Corporation’s geographic area;
(iii)	common practices used by companies to compensate employees;
(iv)	other trends in compensation practices for incentivizing and compensating employees; and,
(v)	other emerging corporate governance practices in executive compensation.
Canadian Natural Resources Limited	31	2020 Management Information Circular

DECISION MAKING PROCESS

2019 Compensation Decisions

Mr. N.M. Edwards, Executive Chairman, is a director and a member of the corporate Management Committee and a significant shareholder of the Corporation. He is paid an annual cash salary of $1 (one dollar) by the Corporation and does not participate in the Corporation’s stock savings plan. However, he is compensated relative to other Named Executive Officers with compensation comprised of bonus, PSUs and stock options, all of which are based upon the performance of the Corporation. In 2019, the Committee continued to utilize a notional base salary for the role of President of $700,000 in the calculation of Mr. Edwards’ bonus, PSUs and stock options while maintaining the functional relationship between the two positions. In addition, the Committee recognized the increased responsibilities and related change in the role of Mr. Stainthorpe as well as the reduction in the role of Mr. Bieber. As a result of the foregoing, the Committee modified the target STIP for Messrs. Stainthorpe and Bieber which results in a nominal increase in year over year aggregate target pay levels. However, given the emphasis the Corporation places on performance based compensation, the actual pay level for the NEOs increased by an average of 16.3% when compared to actual 2018 compensation. This excludes Messrs. Stainthorpe and Bieber, who saw significant changes in compensation as a result of the change in their respective roles.

2019 Target Pay Levels and Mix

The following table shows the target pay levels and compensation mix for the NEOs based on the incentive plan designs described above.

	Executive Chairman N.M. Edwards		Executive Vice- Chairman S.W. Laut	President and CEO T.S. McKay	COO, Oil Sands S.G. Stauth	CFO and SVP, Finance M.A. Stainthorpe(2)	Executive Advisor C.B. Bieber(2)
Annual Base salary(1)	$1		$498,372	$680,940	$419,220	$235,231	$263,823
Target STIP Cash Bonus (% of based salary)	–	(3)	120%	120%	70%	70%	35%
Target STIP Cash Bonus	$1,134,000		$598,046	$730,728	$293,454	$164,662	$92,338
Target Total Cash Compensation	$1,134,001		$1,096,418	$1,339,668	$712,674	$399,893	$356,161
Performance Share Unit (% of bonus)	400%		333%	333%	275%	275%	275%
Option-based LTIP (% of salary)	–	(3)	525%	525%	275%	275%	275%
Target Total Direct Compensation	$10,631,251		$5,704,364	$6,969,927	$2,672,528	$1,449,599	$1,335,604
(1)	These amounts reflect actual 2019 base salary.
(2)	Mr. M.A. Stainthorpe became Chief Financial Officer and Senior Vice-President, Finance of the Corporation effective March 29, 2019 at which time Mr. C.B. Bieber became an Executive Advisor of the Corporation.
(3)	Executive Chair STIP cash bonus and option based LTIP awards are based upon 135% of the STIP cash bonus and option based LTIP awards calculated on the basis of a notional base salary for the President’s role. See above for more information.
Canadian Natural Resources Limited	32	2020 Management Information Circular

Overview of Key 2019 Corporate Results

Throughout 2019, the Corporation demonstrated the strategic advantage of its diverse and balanced asset base and the Corporation’s ability to create value for its shareholders. The Corporation, supported by a strategic base of long life low decline assets and a culture of leveraging technology, innovation and continuous improvement drove significant value growth as the Company captured approximately $550 million of incremental margin improvements, supporting record adjusted funds flow of over $10.3 billion in 2019. As a result, the Corporation was able to deliver on its four pillar strategy of improving its balance sheet strength, creating real returns to shareholders through its dividend and Common Share purchase programs, as well as executing on opportunistic acquisitions and investing in economic resource development.

The key results for 2019 were:

•	The Corporation delivered strong performance in return on equity and return on capital employed over 2018 levels.
•	The Corporation executed on its free cash flow allocation policy, which targets to allocate 50% of annual free cash flow after budgeted capital expenditures and dividend commitments to its balance sheet and the remaining 50% to an annual Common Share purchase program under a NCIB.
○	The Corporation generated returns to shareholders of approximately $2.7 billion, supported by its 19th consecutive year of dividend increases with a quarterly dividend of $0.375 per Common Share and strong activity under its NCIB programs, with the purchase of Common Shares having an aggregate value of $941 million in the year.
○	The Corporation’s balance sheet strength remained a focus in 2019 with debt to book capitalization strengthening to 37% from 39% at year end 2018 while debt to adjusted EBITDA improved to 1.9x from 2.0x at year end 2018. During 2019, the Company executed on the following:
•	The Company repaid $500 million of 3.05% notes and $500 million of 2.60% notes in Q2/19 and Q4/19, respectively.
•	The Company fully repaid and cancelled the remaining balance of the $1,800 million non-revolving term loan credit facility that was used to finance the Athabasca Oil Sands Project (“AOSP”) acquisition, ahead of its maturity in May 2020.
•	Additionally, the $2,200 million non-revolving term credit facility, originally due in October 2020, was extended to February 2023 and increased by $450 million to $2,650 million.
•	The Corporation completed a strategic acquisition contiguous with its Kirby thermal in situ assets, quickly integrating the assets into its portfolio and capitalizing on synergies to drive margin growth in 2019.
•	Operationally, the Corporation executed on its curtailment optimization strategy by mitigating the production impacts of maintenance activities in its Oil Sands Mining & Upgrading segment through the optimization of its flexible operations and increasing production from its conventional and thermal assets. The Corporation met its targets for operating costs, achieving overall total BOE production cost excluding energy costs, of $13.62/BOE.
•	The Corporation continued its focus on its core value of safety, outperforming targets for recordable injury frequency and lost time incidents. The Corporation leveraged its continuous improvement culture with reductions in GHG emissions intensity and improved asset integrity performance over 2018 levels.

2019 Performance Scorecard

With the exception of the Corporation’s Debt to Book metric, which has been established to reflect all commodity price cycles, the Corporation established its 2019 performance targets as part of its 2019 budget guidance, which was released on December 5, 2018. The resulting performance measures are assigned weightings as indicated in the scorecard below and the resultant overall score is utilized by the Compensation Committee to determine the performance bonus for the NEOs, and the other members of the Corporation’s Management Committee and the Corporation’s employees generally. Notwithstanding the foregoing, the Compensation Committee always retains the ability to apply discretion to the performance bonus awards made by the Corporation.

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The following table shows the 2019 actuals and compares those to both the 2019 targets and 2018 actual results to assess performance. Canadian Natural exhibited top tier financial and strategic performance in 2019 through execution on the Corporation’s curtailment optimization strategy and continued focus on effective and efficient operations and the Committee applied its discretion and judgment in circumstances where the results were disproportionately affected. Through its sustained commitment to continuous improvement, Canadian Natural’s Corporate Performance Scorecard produced a score of 136% of target in 2019.

	Performance Metrics	2018 Actual	2019 Target	2019 Result	Assessment of Performance	Performance Bonus Allocation
Financial (30%)	Balance Sheet Strength:					42.5%
	– Debt to Book	39%	25% - 45%	37%	Performed
	– Debt/EBITDA	2.0x	1.8x - 2.2x	1.9x	Performed

	Capital Expenditures ($MM)(1)	$4,415	$3,500 - 3,900	$3,379	Performed

	Returns:
	– on equity	8.0%	Improve over 2018	16.1%	Outperformed
	– on average capital employed	5.9%	Improve over 2018	10.9%	Outperformed

	Funds flow :
	– Adjusted funds flow ($MM)(2)	$9,088	$6,455 - 6,785	$10,267	Outperformed
	– per Common Share ($)(2)	$7.46	$5.42 - 5.70	$8.62	Outperformed

Strategic Capital Allocation (30%)	Deleverage Balance Sheet ($MM)	$1,835	Execute	~$2,350 retired(2)	Outperformed	47.5%

	Curtailment Management(4)		Execute	Curtailment Management	Outperformed
	Opportunistic Acq/(Disp) ($MM net)	$316 Laracina - $46 Joslyn - $218	Execute	Devon Canada $3,217	Outperformed
	Returns to Shareholders
	– Dividends ($MM)	$1,562	Increase	$1,743	Performed
	– Dividends per common share(5)	$1.34	Increase	$1.50	Performed
	– Common Share Purchases ($MM)	$1,282	Execute	$941	Performed

Operations (30%)	Total BOE Production (MBOE/d)(6)	1,079	1,030 – 1,119	1,038	Performed	31%(4)

	Total BOE Operating Cost ($/BOE)(7)	$14.01	$12.50 – 15.50	$13.62	Performed

Safety, Asset Integrity and Environmental (10%)(9)	Recordable Injury Frequency (per 200,000 hours worked)	0.35	0.32 – 0.39	0.28	Outperformed	15%

	Total LTI frequency (per 200,000 hours worked)	0.06	0.054 – 0.066	0.044	Outperformed

	GHG emissions intensity (tonnes/BOE)	0.053	0.048 – 0.058	0.051	Performed

	Pipeline Leaks (number of leaks/1,000KM of pipeline)	1.25	1.13 – 1.38	1.20	Performed

Total Corporate Performance Score						136%
(1)	Capital expenditures are before net acquisition costs. 2019 capital expenditures excludes operating capital of approximately $44 million spent on the acquired Devon Canada assets throughout the year.
(2)	Notwithstanding 2018 results, the targets established for 2019 reflect the then current market conditions.
(3)	Debt retirement of approximately $2,800 million net of $450 million credit facility increase. Excludes Devon Canada asset acquisition facility.
(4)	The Corporation worked with the Government of Alberta in the implementation of mandatory curtailments. The Corporation mitigated the impacts of maintenance activities in its Oil Sands Mining & Upgrading segment through execution on the Corporation’s curtailment optimization strategy, effectively managing the Corporation’s monthly curtailment allowable volumes.
(5)	Dividends declared.
(6)	Total BOE Production excludes production from the acquired Devon Canada assets.
(7)	Total BOE Operating costs exclude energy costs in order to reduce the impacts of abnormally high or low energy input costs on assessed performance. In addition, 2019 Operating Costs exclude the impact of the acquired Devon Canada assets.
(8)	Although the Operations rating was in the “Performed” range across the Corporation, the operational performance of different business units varied and resulted in a score above “Performed”.
(9)	Targeted ranges reflect +/- 10% of the prior period metric.

Note: A barrel of oil equivalent (“BOE”) is derived by converting six thousand cubic feet of natural gas to one barrel of crude oil (6 Mcf:1bbl). This conversion may be misleading, particularly if used in isolation, since the 6 Mcf:1bbl ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. In comparing the value ratio using current crude oil prices relative to natural gas prices, the 6 Mcf:1bbl conversion ratio may be misleading as an indication of value.

Canadian Natural Resources Limited	34	2020 Management Information Circular

2019 STIP Award

The chart below shows the relationship between the Corporate Performance Score of 136% and the actual STIP and PSU multiplier of 190%. As set out below and described on page 33, the Corporation’s 2019 performance exceeds the typical corporate performance range, highlighting the extraordinary 2019 performance results reflected in the Performance Scorecard. NEO Compensation in 2019 reflects this extraordinary performance.

Bonus
(% of Target)
200
175
150
125
100
75
50
25
0
Corporate performance score of 136%
results in bonus payout at 190%
0
20
40
60
80
100
120
140
160
180
200
Corporate Performance Score

Based on the foregoing, calculated STIP target awards for each of the NEOs is shown in the following table. The Committee relied upon the results of the Performance Scorecard for the compensation paid to all NEOs, making nominal adjustments to the STIP payments to Messrs. C.B. Bieber, M.A. Stainthorpe and S.G. Stauth, as shown in the table under the heading “2019 Actual Pay Levels and Mix” on page 37.

Name	Base Salary(1)	Target Incentive (% of base salary)	STIP Performance Multiplier (% of target)	Calculated 2019 STIP Cash Bonus Award
N. Murray Edwards	$1	–(2)	190%	$2,154,600
Steve W. Laut	498,372	120%	190%	1,136,288
Tim S. McKay	608,940	120%	190%	1,388,383
Scott G. Stauth	419,220	70%	190%	557,563
Mark A. Stainthorpe	235,231	70%	190%	312,857
Corey B. Bieber	$263,823	35%	190%	$175,442
(1)	Base salary reflects the actual 2019 base salary earned by each of the NEOs.
(2)	Mr. N.M. Edwards STIP cash bonus is equal to 135% of the STIP cash bonus calculated based upon a notional base salary for the President’s role. See page 32 for more information.
Canadian Natural Resources Limited	35	2020 Management Information Circular

2019 Performance Share Unit Award

The corporate performance score of 136% results in a calculated STIP award of 190% of target awards which, in turn, forms the basis for the calculated PSU awards to the NEOs, as shown in the following table. The Committee did not deviate from the PSU multiple applied to the actual STIP awards under the PSU Plan for any of the NEOs. As a result, and shown in the table under the heading “2019 Actual Pay Levels and Mix” on page 37, the actual amount awarded to each of Messrs. Bieber, Stainthorpe and Stauth is nominally less than the amount indicated in the table below.

Name	Base Salary(1)	Target STIP Cash Bonus (% of base salary)	STIP Performance Multiplier (% of target)	PSU as a Multiple of STIP Cash Bonus	Calculated 2019 PSU Award
N. Murray Edwards	$1	–(2)	190%	4.00x	$8,618,400
Steve W. Laut	498,372	120%	190%	3.33x	3,783,839
Tim S. McKay	608,940	120%	190%	3.33x	4,623,315
Scott G. Stauth	419,220	70%	190%	2.75x	1,533,298
Mark A. Stainthorpe	235,231	70%	190%	2.75x	860,357
Corey B. Bieber	$263,823	35%	190%	2.75x	$482,466
(1)	Reflects the actual 2019 base salary earned by each of the NEOs.
(2)	Mr. N.M. Edwards STIP cash bonus is equal to 135% of the STIP cash bonus calculated based upon a notional base salary for the President’s role. See page 32 for more information.

2019 Stock Option Award and 2019 LTIP Share Election

Canadian Natural develops the stock option grant levels from the peer group data, the target pay position, the pay mix and 2019 corporate performance.

Option valuation and grant calculations

Canadian Natural estimated the value of stock options during 2017 - 2019 using the Black-Scholes-Merton model.

Year	Stock Price	Option Value	Expected Life (years)	Dividend Yield	Forfeiture Rate	Volatility	Risk Free Rate
2019	$20.76	$1.57	4.4	8.2%	0.0%	26.5%	0.6%
	$38.71	$6.10	4.4	3.9%	0.0%	26.4%	1.4%
2018	$37.09	$6.03	4.4	4.0%	0.0%	28.3%	1.7%
	$35.27	$5.90	4.4	3.8%	0.0%	28.1%	1.9%
2017	$45.05	$8.89	4.5	2.4%	0.0%	26.7%	2.0%
	$44.16	$8.35	4.6	2.5%	0.0%	26.7%	1.6%

The Corporation has an election process whereby 50% of the stock options a NEO is allotted can be elected to be received as Common Shares. If the NEO elects to receive Common Shares in lieu of the remaining options, such options would not be granted. The number of Common Shares a NEO would receive in lieu of the options is determined by multiplying a discounted Black-Scholes-Merton value for the stock option by the number of stock options allotted (not granted) to the NEO. The resulting total is then used to buy Common Shares on the TSX, which results in the Common Share election having an anti-dilutive effect on the outstanding Common Shares. The Common Shares purchased are not immediately available to the NEO but, rather, vest equally to the NEO over three years every November provided that the NEO remains with the Corporation at time of vesting.

For 2019, Messrs. N.M. Edwards, S.W. Laut and C.B. Bieber each elected to receive 50% of their stock option awards, being 225,000, 150,000 and 28,500 options, respectively, as Common Shares. To determine the value they would receive for the purchase of Common Shares, the value per option was determined to be $3.00, a discounted value to the Black-Scholes-Merton value of $6.10 per option as at the date of the initial grant, which was then multiplied by the number of options.

Canadian Natural Resources Limited	36	2020 Management Information Circular

As noted, the value of the stock options granted to those individuals choosing to receive their allotted stock options was less than $3.00, resulting in a notably lower actual aggregate value when compared to the value at the time of the initial allocation. The table below shows the target and actual value of the stock options and, as applicable, the resulting Common Share election for each of the NEOs in 2019.

Name	Base Salary	Target Incentive (% of base salary)		Target 2019 Stock Option/ Share Election Award Value	Actual Option Award Value	Actual Award Value Elected to be Taken in Common Shares (see 2019 LTIP Share Election Above)	Total Actual Aggregate Stock Option/ Share Election Award Value	2019 Number of Stock Options	2019 Number of Common Shares Elected to Receive(2)
N. Murray Edwards	$1	–	(1)	$4,961,250	$2,745,000	$675,000	$2,047,500	225,000	N/A
Steve W. Laut	498,372	525%		2,616,453	1,830,000	450,000	1,365,000	150,000	N/A
Tim S. McKay	608,940	525%		3,196,935	2,287,500	–	1,438,125	375,000	–
Scott G. Stauth	419,220	275%		1,152,855	823,500	–	517,725	135,000	–
Mark A. Stainthorpe	235,231	275%		646,885	823,500	–	517,725	135,000	–
Corey B. Bieber	$263,823	275%		$725,513	$347,700	$85,500	$259,350	28,500	N/A
(1)	Mr. N.M. Edwards Target Stock Option Award is equal to 135% of the Target Stock Option Award calculated based upon a notional base salary for the President’s role. See page 32 for more information.
(2)	The Common Shares to be purchased for 2019 Common Share election had not been purchased as of March 18, 2020. Purchases will be completed by April 10, 2020.

2019 Actual Pay Levels and Mix

The following table shows the actual pay levels for the NEOs based on the 2019 performance incentive plan designs and the Common Share election described above.

	Executive Chairman N.M. Edwards		Executive Vice- Chairman S.W. Laut	President and CEO T.S. McKay	COO, Oil Sands S.G. Stauth	CFO and SVP, Finance M.A.Stainthorpe(2)	Executive Advisor, C.B. Bieber(2)
Base salary	$1		$498,372	$608,940	$419,220	$235,231	$263,823
STIP Cash Bonus (% of salary)	–	(1)	228%	228%	132%	128%	64%
STIP Cash Bonus ($)	$2,154,600		$1,136,288	$1,388,383	$555,000	$300,000	$170,000
Total Cash Compensation	$2,154,601		$1,634,660	$1,997,323	$974,220	$535,231	$433,823
Performance Share Unit (% of bonus)	400%		333%	333%	275%	275%	275%
Performance Share Units ($)	$8,618,400		$3,783,839	$4,623,315	$1,526,250	$825,000	$467,500
Option/Election- based LTIP (% of salary)	–	(1)	274%	236%	123%	220%	98%
Option/Election- based LTIP ($)	$2,047,500		$1,365,000	$1,438,125	$517,725	$517,725	$259,350
Total Direct Compensation	$12,819,901		$6,783,499	$8,058,763	$3,018,195	$1,877,956	$1,160,673
All other compensation	$–		$96,773	$116,204	$82,862	$49,639	$54,716
Total Compensation	$12,819,901		$6,880,272	$8,174,967	$3,101,057	$1,927,595	$1,215,389
(1)	Mr. N.M. Edwards’ STIP cash bonus is equal to 135% of the STIP cash bonus calculated based upon the notional base salary for the President’s role. Mr. Edwards’ Option/Election LTIP award is calculated based upon the notional base salary for the President’s role. See page 32 for more information.
(2)	Mr. M.A. Stainthorpe became Chief Financial Officer and Senior Vice-President, Finance of the Corporation effective March 29, 2019 at which time Mr. C.B. Bieber became an Executive Advisor of the Corporation.
Canadian Natural Resources Limited	37	2020 Management Information Circular

The table below illustrates the actual total direct compensation pay mix (as a percentage of Total Direct Compensation (“TDC”)) among the NEOs for 2019.

	Executive Chairman N.M. Edwards	Executive Vice-Chairman S.W. Laut	President and CEO T.S. McKay	COO, Oil Sands S.G. Stauth	CFO and SVP, Finance M.A. Stainthorpe	Executive Advisor C.B. Bieber
Base salary	–%	7%	8%	14%	13%	23%
STIP Cash Bonus	17%	17%	17%	18%	16%	15%
Performance Share Unit	67%	56%	57%	51%	44%	40%
Option-based LTIP	16%	20%	18%	17%	27%	22%

Link between 2019 Corporate Performance and 2019 Named Executive Officer Compensation

During 2019, Canadian Natural performed at a level that produced an aggregate corporate performance score of 136% of target based on the Committee’s assessment of corporate performance. This performance score results in a payout of 190% of target for the STIP and PSU. The score reflects strong fiscal and operational performance through continued focus on effective and efficient operations and strategic execution, while maintaining our core values for safety, asset integrity and the environment. In 2019, NEO Compensation respresented 0.05% of the Corporation’s enterprise value and 0.15% of its net revenue.

Having considered these results, except for the nominal adjustments discussed above, the Compensation Committee did not apply any discretion to adjust the bonus award amount for the NEOs including the President. The Compensation Committee awarded the President a commensurate level of compensation including a bonus of $1,388,383 and a PSU award of $4,623,315. The Committee also awarded 375,000 stock options after considering both size of the award and its estimated expected value. Altogether the President’s base salary, bonus, PSU and stock option award and all other compensation, result in total compensation for the President of $8,174,967. Canadian Natural believes this is consistent with compensation for comparable performance among Canada’s larger exploration and production companies for the President role.

Canadian Natural Resources Limited	38	2020 Management Information Circular

PERFORMANCE GRAPH

The following performance graph illustrates, over the five year period ended December 31, 2019, the cumulative return to shareholders of an investment in the Common Shares compared to the cumulative total shareholder return on the S&P/TSX Composite Index and the S&P/TSX Oil & Gas Exploration and Production Index, assuming the reinvestment of dividends, where applicable.

CUMULATIVE VALUE OF A $100 INVESTMENT
Canadian Natural Resources Limited
S&P/TSX Composite Index
S&P/TSX Oil & Gas Exploration & Production Index
$160
$140
$120
$100
$80
$60
$40
$20
$0
2014
2015
2016
2017
2018
2019

December 31, 2019	2014	2015	2016	2017	2018	2019
Canadian Natural Resources Limited	$100	$87	$127	$137	$104	$138
S&P/TSX Composite Index	$100	$92	$111	$121	$110	$136
S&P/TSX Oil & Gas Exploration & Production Index	$100	$68	$106	$91	$61	$67

Note: Amounts rounded to the nearest dollar.

Alignment of Corporate Performance and President’s Compensation Over Time

Compensation at Canadian Natural is structured to encourage Common Share ownership and an alignment to the long-term interests of shareholders. The table below shows the alignment of corporate performance with the President’s compensation over time and also shows:

•	the value of awarded compensation (i.e., base salary, STIP awards, PSUs that have vested and paid out, and exercised option gains); and
•	realizable compensation (i.e., the in-the-money value of vested and unvested PSUs and stock options that have not yet paid out or been exercised).

The table also compares:

•	the grant date value of total direct compensation awarded to the President relative to the actual value received from his compensation commencing in 2014; and
•	the value of $100 compensation awarded in relation to the value of $100 invested in the Common Share at the beginning of the periods indicated.
Canadian Natural Resources Limited	39	2020 Management Information Circular

The table reaffirms the alignment between the design of the incentive programs and Canadian Natural’s relative total shareholder return.

Total Direct Compensation	Actual Total Direct Compensation Value at	Value of $100

Year	Awarded(1)	Dec 31, 2019	Period	President’s Pay(2)	Shareholder(3)
2014	$9,407,052	$11,864,752	12/31/2014 to 12/31/2019	$126	$138
2015	5,052,397	11,628,740	12/31/2015 to 12/31/2019	230	160
2016	8,131,656	6,783,528	12/31/2016 to 12/31/2019	83	109
2017	8,806,884	7,989,326	12/31/2017 to 12/31/2019	91	101
2018	$7,139,388	$7,646,812	12/31/2018 to 12/31/2019	$107	$133
(1)	Includes base salary, STIP, and grant date value of PSUs and stock options awarded at year end based on performance during the year.
(2)	Represents the actual value for each $100 awarded to Mr. S.W. Laut during 2014-2017 and amount awarded to T.S. McKay for 2018.
(3)	Represents the cumulative value of a $100 investment in Common Shares made on the first trading day of the period indicated, assuming dividend reinvestment.

The chart below outlines the President’s awarded compensation level and the Corporation’s total shareholder return between 2014 and 2019. In general, changes in the pay levels are consistent with changes in annual TSR of the Corporation. This trend is consistent with our compensation philosophy – that pay and performance should be closely linked.

2014 - 2019
Pay vs TSR
Canadian Natural's Indexed TSR
(% Indexed to December 31, 2014)
President Pay
($000)
160%
140%
120%
100%
80%
60%
40%
20%
0%
$14,000
$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$0
2015
2016
2017
2018
2019
President TDC ($000)(1)
$5,052
$8,132
$8,807
$7,139
$8,908
Canadian Natural's Indexed TSR
87%
127%
137%
104%
138%

(1) 2015 - 2017 reflects Mr. S.W. Laut's TDC, while 2018 - 2019 reflects Mr. T.S. McKay's TDC.

The PSUs awarded to Senior Management in respect of 2016 Corporate performance vest in April 2020 based upon the payout mechanism described above. The Corporation’s three year relative performance against its peer group measured in the 90th percentile in respect of 3 year TSR (based on out performing 10 of 11 peers with a 3 year TSR of 9%) and in the 77th percentile in respect of 3 year reserves growth (based on out performing 7 of 9 peers with 3 year reserves growth of 63%). The details outlining each peer company’s actual 1, 3 and 5 year TSR and reserves growth as compared to the Corporation and, in the case of TSR, the S&P TSX Oil and Gas Exploration and Production Index, are set out on page 24. Based upon the performance achieved by the Corporation over the three year period 2017-2019 inclusive, the payout multiple to be applied in respect of this vesting is 1.83, as shown in the calculation below:

PSU payout multiplier = (TSR payout multiplier x 0.66) + (Reserves/share payout multiplier x 0.34)

PSU payout multiplier for PSUs paying out in 2020 = (2.00 x 0.66) + (1.50 x 0.34) = 1.83

Canadian Natural Resources Limited	40	2020 Management Information Circular

EXECUTIVE COMPENSATION

The following table sets forth all direct and indirect remuneration for services in all capacities to the Corporation and its subsidiaries for the fiscal years ended December 31, 2019, 2018 and 2017 in respect of each NEO.

Summary Compensation Table

				Non-Equity Incentive Plan Compensation
Name and Principal Position	Year	Salary	Option Based Awards(1)	Annual Incentive Plans(2)	Long term Incentive Plans(3)	All Other Compensation(4)	Total Compensation
N. Murray Edwards Executive Chair Age 60 Years of service 31	2019	$1	$2,047,500	$2,154,600	$8,618,400	$—	$12,819,901
	2018	$1	$2,684,250	$1,615,950	$6,463,800	$—	$10,764,001
	2017	$1	$3,879,000	$1,847,056	$7,388,222	$—	$13,114,279
Steve W. Laut Executive Vice-Chair Age 62 Years of service 29	2019	$498,372	$1,365,000	$1,136,288	$3,783,839	$96,773	$6,880,272
	2018	$503,012	$1,335,000	$860,151	$2,864,302	$69,179	$5,631,644
	2017	$567,000	$2,315,625	$1,368,189	$4,556,070	$101,711	$8,908,595
Tim S. McKay President and CEO Age 58 Years of service 29	2019	$608,940	$1,438,125	$1,388,383	$4,623,315	$116,204	$8,174,967
	2018	$583,334	$2,236,875	$997,501	$3,321,678	$78,820	$7,218,208
	2017	$486,000	$1,637,800	$1,000,000	$2,750,000	$88,433	$5,962,233
Scott G. Stauth Chief Operating Officer, Oil Sands Age 54 Years of Service 23	2019	$419,220	$517,725	$555,000	$1,526,250	$82,862	$3,101,057
	2018	$410,721	$805,275	$409,000	$1,124,750	$58,140	$2,807,636
	2017	$363,608	$818,900	$300,000	$825,000	$68,608	$2,376,116
Mark A. Stainthorpe(5)(6) Chief Financial Officer and Senior Vice-President, Finance Age 42 Years of service 17	2019	$235,231	$517,725	$300,000	$825,000	$49,639	$1,927,595
	2018	$172,010	$178,950	$70,000	$157,500	$29,311	$607,771
	2017	$147,000	$101,285	$46,575	$81,506	$28,716	$405,082
Corey B. Bieber(5) Executive Advisor (former Chief Financial Officer and Senior Vice-President, Finance) Age 56 Years of service 19	2019	$263,823	$259,350	$170,000	$467,500	$54,716	$1,215,389
	2018	$369,083	$600,750	$368,000	$1,012,000	$53,087	$2,402,920
	2017	$315,900	$586,625	$300,000	$825,000	$60,225	$2,087,750
(1)	The grant date fair value is determined using Black-Scholes- Merton pricing model of options granted in the year. The Corporation chose this methodology because it is recognized as the most common methodology used for valuing options and performing value comparisons. The options on date of grant have no intrinsic value as the strike price is the closing price of the Common Shares on the TSX on the day preceding the grant. The NEOs do not receive any value for these options until options are vested and exercised under the terms of the stock option plan, provided the price of the Common Shares on the TSX is higher than the strike price of the options at time of exercise. The Black-Scholes-Merton assumptions used by the Corporation are reported on page 36. If the NEO elected to receive 50% of their stock option award as Common Shares, the dollar value equal to the price of the Common Shares purchased on the TSX is included.
(2)	The amount shown as Annual Incentive Plans is the cash bonus award to each of the NEO for personal and corporate performance during the year.
(3)	PSU Plan awards are in the form of a cash payment calculated as a multiple of the cash bonus for the purpose of purchasing PSUs that mirror the Common Shares on behalf of the NEO. The PSUs vest three years from the date of grant and any dividends declared payable
Canadian Natural Resources Limited	41	2020 Management Information Circular

on the Common Shares are also calculated on the same basis for PSUs and are attributed to the unvested PSUs and reinvested in additional PSUs, which vest on the same date as the underlying grant. If the NEO leaves the employment of the Corporation for any reason before Normal Retirement Age, the unvested PSUs are forfeited by the NEO under the terms of the plan.

(4)	All Other Compensation is comprised of the aggregate value of perquisites and benefits and the unvested portion in each year of the Corporation’s contribution to the Corporation’s Employee Stock Savings Plan for each NEO who is a participant in the plan. The Corporation’s contribution to the Corporation’s stock savings plan for each NEO who is a participant in the plan vests on January 1 each year. The unvested portion of the Corporation’s contribution as at December 31, 2019 for each NEO who is a participant in the plan and which vested January 1, 2020 is as follows: S.W. Laut, $87,588; T.S. McKay, $107,020; S.G. Stauth, $73,677; M.A. Stainthorpe, $41,378; and C.B. Bieber, $46,267. The value in aggregate of perquisites and benefits which is comprised only of health, life insurance premiums and parking for each NEO is less than $50,000 and is less or worth less than 10% of total salary for 2019.
(5)	Mr. M.A. Stainthorpe became Chief Financial Officer and Senior Vice-President, Finance of the Corporation effective March 29, 2019 at which time Mr. C.B. Bieber became an Executive Advisor of the Corporation.
(6)	For 2017 and 2018, Mr. M.A. Stainthorpe received share bonuses instead of PSUs as he was not a member of the Corporation’s Management Committee at that time. The share bonus represents restricted Common Shares that vest equally over a three year period and have a value based upon the then current value of such Common Shares.

The table below illustrates the number of PSUs granted to each of the NEOs and the price at which such PSUs were granted.

Named Executive Officer	Value of 2019 Performance Share Units(1)	PSUs expected to be granted for 2019 Performance at a Price of $39.43(1)	PSUs granted for 2018 Performance at a Price of $37.36	PSUs granted for 2017 Performance at a Price of $39.52
N. Murray Edwards	$8,618,400	218,583	173,025	186,964
Steve W. Laut	3,783,839	95,967	76,673	115,294
Tim S. McKay	4,623,315	117,258	88,916	69,590
Scott G. Stauth	1,526,250	38,709	30,108	20,877
Mark A. Stainthorpe(2)	825,000	20,924	4,216	2,063
Corey B. Bieber(3)	$467,500	11,857	27,090	20,877
(1)	The unit price for the PSU program in 2019 had not been approved by the Committee as of March 18, 2020.
(2)	For 2017 and 2018, Mr. M.A. Stainthorpe received share bonuses instead of PSUs as he was not a member of the Corporation’s Management Committee at that time. The share bonus represents restricted Common Shares that vest equally over a three year period and have a value based upon the then current value of such Common Shares. Such Common Shares were purchased at the same price as the PSUs in the respective year.

In addition, the NEOs who elected, in any of 2017, 2018 and 2019, to receive 50% of their stock option award as Common Shares are indicated in the following table.

Named Executive Officer	Value of 2019 Share Election(1)	Shares Purchased for 2018 Share Election at an Average Purchase Price of $37.36	Shares Purchased for 2017 Share Election at an Average Purchase Price of $39.52
N. Murray Edwards	$675,000	—	—
Steve W. Laut	$450,000	12,045	18,979
Corey B. Bieber(2)	$85,500	3,253	4,808
(1)	The Common Share purchase price for the program has not been determined as of March 18, 2020. The number of Common Shares purchased will be determined by April 10, 2020.
(2)	Effective March 29, 2019, Mr. C.B. Bieber had the number of Common Shares he elected to receive in lieu of his stock option award in previous years reduced to reflect the change in his role from Chief Financial Officer and Senior Vice-President, Finance to Executive Advisor, resulting in 1,715 Common Shares being forfeited.
Canadian Natural Resources Limited	42	2020 Management Information Circular

INCENTIVE PLAN AWARDS

The following table lists the number of securities underlying unexercised options granted to each of the NEOs and the net benefit of the in-the-money options as at December 31, 2019. The number of securities underlying unexercised options listed in the table below includes unvested options. The value of those unvested options could not be realized by the NEO as at December 31, 2019. The Corporation does not have a treasury-based Common Share award program.

	Option Based Awards				Share-based Awards
Name	Number of Securities Underlying Unexercised Options	Option Exercise Price($)	Option Expiration Date	Value of Unexercised In-the-money Options($)(1)	Number of PSUs that have not Vested(2)	Vesting Date	Value of Unvested PSUs($)(1)(3)(4)

	120,000	35.97	January 9, 2020	723,600	161,266	April 1, 2020	12,394,905
N. Murray Edwards	180,000	28.85	January 8, 2021	2,367,000	197,828	April 1, 2021	8,308,776
	180,000	22.90	January 8, 2021	3,438,000	176,813	April 1, 2022	7,426,146
	225,000	43.99	January 7, 2022	–
	225,000	42.14	January 7, 2022	–
	225,000	44.16	January 6, 2023	–
	225,000	45.05	January 6, 2023	–
	225,000	35.27	March 1, 2024	1,514,250
	225,000	37.09	March 1, 2024	1,104,750
	225,000	38.71	February 28, 2025	740,250

	133,288	32.75	January 9, 2020	1,232,914	99,394	April 1, 2020	7,639,423
Steve W. Laut(5)	222,247	28.85	January 8, 2021	2,922,548	121,994	April 1, 2021	5,123,748
	223,288	22.90	January 8, 2021	4,264,801	78,351	April 1, 2022	3,290,742
	159,205	43.99	January 7, 2022	–
	151,726	44.16	January 6, 2023	–
	150,000	35.27	March 1, 2024	1,009,500
	150,000	38.71	February 28, 2025	493,500

	125,000	28.85	January 8, 2021	1,643,750	69,035	April 1, 2020	5,306,030
Tim S. McKay	125,000	22.90	January 8, 2021	2,387,500	73,634	April 1, 2021	3,092,628
	95,000	43.99	January 7, 2022	–	90,863	April 1, 2022	3,816,246
	95,000	42.14	January 7, 2022	–
	95,000	44.16	January 6, 2023	–
	95,000	45.05	January 6, 2023	–
	110,000	39.29	March 7, 2024	298,100
	187,500	35.27	March 1, 2024	1,261,875
	187,500	37.09	March 1, 2024	920,625
	187,500	38.71	February 28, 2025	616,875
	187,500	20.76	February 28, 2025	–

	30,000	28.85	January 8, 2021	394,500	14,843	April 1, 2020	1,140,833
Scott G. Stauth	25,000	22.90	January 8, 2021	477,500	22,090	April 1, 2021	927,780
	47,500	43.99	January 7, 2022	–	30,767	April 1, 2022	1,292,214
	47,500	42.14	January 7, 2022	–
	47,500	44.16	January 6, 2023	–
	47,500	45.05	January 6, 2023	–
	67,500	35.27	March 1, 2024	454,275
	67,500	37.09	March 1, 2024	331,425
	67,500	38.71	February 28, 2025	222,075
	67,500	20.76	February 28, 2025	–

	3,000	35.97	January 9, 2020	18,090		N/A
Mark A. Stainthorpe(6)	5,250	32.75	January 9, 2020	48,563
	6,750	28.85	January 8, 2021	88,763
	6,750	22.90	January 8, 2021	128,952
	5,650	43.99	January 7, 2022	–
	5,650	42.14	January 7, 2022	–
	5,875	44.16	January 6, 2023	–
	5,875	45.05	January 6, 2023	–
	15,000	35.27	March 1, 2024	100,950
	15,000	37.09	March 1, 2024	73,650
	67,500	38.71	February 28, 2025	222,075
	67,500	20.76	February 28, 2025	–

Canadian Natural Resources Limited	43	2020 Management Information Circular

	Option Based Awards						Share-based Awards
Name	Number of Securities Underlying Unexercised Options	Option Exercise Price($)	Option Expiration Date	Value of Unexercised In-the-money Options($)(1)	Number of PSUs that have not Vested(2)	Vesting Date	Value of Unvested PSUs($)(1)(3)(4)
	47,500	28.85	January 8, 2021	624,625	13,347	April 1, 2020	1,025,850
Corey B. Bieber(7)	34,568	22.90	January 8, 2021	660,249	22,090	April 1, 2021	927,780
	37,287	43.99	January 7, 2022	–	27,562	April 1, 2022	1,157,604
	33,497	44.16	January 6, 2023	–
	41,373	35.27	March 1, 2024	278,440
	28,500	38.71	February 28, 2025	93,765
(1)	The closing price of the Common Shares on the TSX on December 31, 2019 was $42.00.
(2)	The number of PSUs includes PSUs accumulated since the date of grant through the reinvestment into PSUs of amounts calculated as dividends payable on Common Shares, which are then attributed to the PSUs. These additional PSUs vest on the same date as the underlying PSU grant.
(3)	The value of the PSUs vesting on April 1, 2020 is calculated as at December 31, 2019 based upon a performance payout multiple of 1.83, meaning that the Corporation’s actual performance exceeded its peer group and was in the top range of peer performance over the 3 year performance period prior to vesting (see page 40 for details).
(4)	The value of the PSUs vesting on April 1, 2021 and April 1, 2022 are calculated as at December 31, 2019 based upon a performance payout multiple of 1.00, meaning that the Corporation’s performance matched that of its peer group over the 3 year performance period prior to vesting. The Corporation’s actual performance cannot be determined as the comparative performance period for each grant has not ended. The information on page 24 provides comparative peer performance over 1, 3 and 5 year periods for both TSR and reserves per share growth and is indicative of better than average performance.
(5)	On March 8, 2018, Mr. S.W. Laut had the number of granted but unvested stock options reduced to reflect the change in his role as Executive Vice-Chairman, resulting in 183,500 stock options being cancelled.
(6)	For 2017 and 2018, Mr. M.A. Stainthorpe received share bonus instead of PSUs as he was not a member of the Corporation’s Management Committee at that time. As a result, Mr. Stainthorpe does not have any granted share based awards prior to the current year.
(7)	Effective March 29, 2019, Mr. C.B. Bieber had the number of granted but unvested stock options and PSUs reduced to reflect the change in his role from Chief Financial Officer and Senior Vice-President, Finance to Executive Advisor, resulting in 73,125 stock options being cancelled.

Incentive plan awards – value vested or earned during the year

Name	Option based Awards – Value vested during the year(1)	Share-based Awards - Value vested during the year(2)	Non-equity incentive plan compensation – Value earned during the year(3)
N. Murray Edwards	$1,410,000	$–	$–
Steve W. Laut	958,400	–	572,582
Tim S. McKay	600,500	–	–
Scott G. Stauth	299,500	–	–
Mark A. Stainthorpe(4)	35,940	–	98,826
Corey B. Bieber(5)	$222,347	$–	$124,515
(1)	This is the aggregate net benefit the NEO would have received before tax had the NEO exercised the option on date of vesting based on the closing price of the Common Shares on the TSX on the day prior to vesting.
(2)	The Corporation does not have a treasury based Common Share award program. PSU awards made in 2016 and future years only vest 3 years following the date of grant such that PSU awards made in respect of 2016, 2017 and 2018 performance do not vest until April 1, 2020, April 1, 2021, and April 1, 2022, respectively, and, as a result, no values are included for 2019.
(3)	If a NEO elected to receive 50% of their stock option award as Common Shares in previous years, the Common Shares purchased vest equally over three years and the dollar value of the Common Shares that vested during the year is included. The aggregate benefit to the NEO is based on the closing price of the Common Shares on the TSX the day prior to vesting.
(4)	PSU awards made to Mr. M.A. Stainthorpe prior to March 29, 2019 are in the form of a cash payment deposited into the Employee Stock Savings Plan for the purpose of purchasing Common Shares on the TSX, on behalf of the NEO, which vest over a three year period pursuant to the Employee Share Bonus program. The Common Shares purchased vest equally over three years and the dollar value of the Common Shares that vested during the year is included. The aggregate benefit to Mr. Stainthorpe is based on the closing price of the Common Shares on the TSX on the day prior to vesting.
(5)	Effective March 29, 2019, Mr. C.B. Bieber had the number of Common Shares he elected to receive in lieu of his stock option award in previous years reduced to reflect the change in his role from Chief Financial Officer and Senior Vice-President, Finance to Executive Advisor, resulting in 1,715 Common Shares being forfeited.

PENSION PLAN BENEFITS

The Corporation does not provide a pension plan for its NEOs.

Canadian Natural Resources Limited	44	2020 Management Information Circular

TERMINATION AND CHANGE OF CONTROL BENEFITS

The Corporation has not entered into any employment service contracts or change of control agreements with the NEOs. Depending on the conditions of termination, salary and benefit programs are affected as follows:

Resignation	–	All salary and benefit programs cease as at effective date of resignation.
	–	Annual cash and PSUs are no longer paid.
	–	Unvested options outstanding as at effective date of resignation are forfeited.
	–	Vested options outstanding as at effective date of resignation must be exercised within 30 days from effective date of resignation.
	–	Unvested portion of Common Shares in the savings plan and PSUs as at effective date of resignation is forfeited.
	–	Unvested portion of Common Shares in the savings plan purchased through the Common Share election is forfeited unless Normal Retirement Age is reached.
Retirement	–	All salary and benefit programs cease as at effective date of retirement.
	–	Annual cash and PSUs are no longer paid.
	–	Unvested options outstanding as at effective date of retirement are forfeited.
	–	Vested options outstanding as at effective date of retirement must be exercised within 30 days from effective date of retirement.
	–	Unvested portion of Common Shares in the savings plan and PSUs vest if Normal Retirement Age (as described in the matrix set out on page 22) is reached or are otherwise forfeited.
	–	Unvested portion of Common Shares in the savings plan purchased through the Common Share election is forfeited.
Death	–	All salary and benefit programs cease as at date of death except for payout of any applicable insurance benefits.
	–	Annual cash and PSUs are not paid.
	–	Unvested options outstanding at date of death are cancelled unless vesting is accelerated pursuant to the terms of the option plan.
	–	Vested options outstanding as at date of death must be exercised within three to twelve months from date of death.
	–	Unvested portion of Common Shares in savings plan and PSUs vest at date of death except for those Common Shares purchased through the Common Share election, which are forfeited.
Termination without cause	–	All salary and benefit programs cease on effective date of termination.
	–	Annual cash and PSUs are no longer paid.
	–	Unvested options outstanding on Notice Date of termination are forfeited.
	–	Vested options outstanding on Notice Date of termination must be exercised within 30 days from Notice Date as defined in the stock option plan.
	–	Unvested portion of Common Shares in savings plan and PSUs are forfeited unless individual reaches Normal Retirement Age (as described in the matrix set out on page 25).
	–	Severance provided on an individual basis reflecting service, experience and salary level.
	–	Unvested portion of Common Shares in the savings plan purchased through the Common Share election is forfeited.
–
Upon a change of control event, all unvested stock options, unvested savings plan Common Shares and unvested PSUs, vest immediately provided that the individual is terminated without cause as a result of the change of control or within a 24 month period from the change of control event.

Termination for cause	–	All salary and benefit programs cease on effective date of termination.
	–	Annual cash and PSUs are no longer paid.
	–	Unvested options outstanding as at Notice Date of termination are forfeited.
	–	Vested options outstanding as at Notice Date of termination must be exercised within 30 days from effective date of Notice Date.
	–	Unvested portion of shares in savings plan and PSUs are forfeited unless individual reaches Normal Retirement Age (as described in the matrix set out on page 22).
	–	Unvested portion of Common Shares in the savings plan purchased through the Common Share election is forfeited.
Canadian Natural Resources Limited	45	2020 Management Information Circular

The Corporation has not entered into any employment agreements or change of control agreements with any of its executives. Pursuant to the terms of the Amended and Restated Employee Stock Option Plan and the Employee Stock Savings Plan, all unvested options and all unvested Common Shares upon change of control of the Corporation immediately vest provided that the NEO is terminated upon change of control or within 24 months thereof. The following table outlines the estimated incremental payments (not including any payments on account of normal termination) the NEOs would have received had a change of control, as defined in the respective plan, occurred effective December 31, 2019 and they had been terminated immediately as a result thereof.

Name	Base Salary	Cash Bonus	Performance Share Unit(1)	Accelerated Option Vesting(2)	Accelerated PSU Vesting(2)(3)	Share Election Accelerated Vesting(2)(4)
N. Murray Edwards	$–	$–	$8,618,400	$9,887,850	$28,129,827	$–
Steve W. Laut	–	–	3,788,383	9,923,263	16,053,913	550,650
Tim S. McKay	–	–	4,623,315	7,128,725	12,214,904	–
Scott G. Stauth	–	–	1,526,250	1,879,775	3,360,827	–
Mark A. Stainthorpe(5)	–	–	825,000	681,043	–	147,042
Corey B. Bieber(6)	$–	$–	$467,500	$1,657,079	$3,107,247	$119,139
(1)	This is the dollar value of the PSU awards for 2019 performance.
(2)	The closing price of the Corporation’s Common Shares on the TSX on December 31, 2019 was $42.00.
(3)	This reflects the dollar value of the PSUs granted for 2016, 2017 and 2018 performance plus any dividends attributed thereto as at December 31, 2019, assuming a 1.83 performance payout multiple for the 2016 performance grant and a 1.00 performance payout multiple for 2017 and 2018 performance grants (see payout matrix on page 29) for the PSUs.
(4)	For Common Shares, this is the dollar value of the unvested Common Shares as received in lieu of stock options under the option election program at December 31, 2019. For those individuals who elected to receive Common Shares in lieu of stock options in 2019, this amount includes the dollar value of that election. The Common Shares in respect of the 2019 election have not been acquired as of March 18, 2020.
(5)	For 2017 and 2018, Mr. M.A. Stainthorpe received share bonuses instead of PSUs as he was not a member of the Corporation’s Management Committee at that time. The share bonus represents restricted Common Shares that vest equally over a three year period and have a value based upon the then current value of such Common Shares.
(6)	Effective March 29, 2019, Mr. C.B. Bieber had the number of (i) granted but unvested stock options, (ii) granted but unvested PSUs, and (iii) Common Shares he elected to receive in lieu of his stock option award in previous years each reduced to reflect the change in his role from Chief Financial Officer and Senior Vice-President, Finance to Executive Advisor, resulting in (i) 73,125 stock options being forfeited, and (ii) 1,715 Common Shares being forfeited.
Canadian Natural Resources Limited	46	2020 Management Information Circular

EQUITY COMPENSATION PLAN INFORMATION

The Corporation has a long-standing policy of awarding stock options to its Service Providers (as defined under the SOP) as part of the employee’s compensation package intended to provide parity with compensation levels within the industry. Independent directors are not eligible to receive options under the SOP.

The stock options issued pursuant to the SOP are non-assignable, have an expiry term not to exceed six years and are exercisable at 20% per year commencing one or two years (for options awarded to new employees at the time of hire) after the date of grant. The exercise price of the options is determined as the closing market price on the TSX the day prior to the date of the grant. The aggregate number of Common Shares available for issuance under the SOP to any one person shall not exceed 5% of the outstanding issue of Common Shares and the aggregate number of Common Shares issued to insiders pursuant to all share based compensation plans including options within any one year period shall not exceed 10% of the outstanding issue of Common Shares. The Corporation does not provide any form of financial assistance to facilitate the purchase of securities pursuant to the SOP.

Options are exercisable only during the term of employment with the Corporation and provided that the option holder is not subject to a collective agreement as defined in the SOP. If an Optionee ceases to be a Service Provider to the Corporation for any reason, all unvested options granted to such Optionee shall immediately terminate and be of no further force and effect and all vested options granted to such Optionee and not exercised within 30 days of the Optionee ceasing to be a Service Provider for any reason other than death shall terminate. If an Optionee dies while a Service Provider to the Corporation, any Option which has vested at the date of death shall be exercisable from three to twelve months after the date of death and if not exercised, shall terminate no later than twelve months from date of death.

Shareholders have authorized the Board to make certain amendments to the SOP without requiring further shareholder approval. Pursuant to terms of the SOP, any amendment to any provision of the SOP or the stock option certificate shall be subject to the approval, if required, of TSX or any governmental or regulatory authority having jurisdiction over the securities of the Corporation, and if required by TSX, of the shareholders of the Corporation in the manner prescribed by TSX from time to time. The Board may at any time, without further action by or approval of the shareholders, amend or modify the SOP and amend or modify the stock option certificate at any time, if and when it is advisable, in the absolute discretion of the Board; provided however, that approval by shareholders shall be obtained for any amendment which: (a) increases the number of Common Shares issuable pursuant to the SOP; (b) would reduce the exercise price of an outstanding option, including a cancellation of an option and re-grant of an option in conjunction therewith, constituting a reduction of the exercise price of the option; (c) would extend the term of any option granted under the SOP beyond the expiration date of the option; (d) amends the SOP to allow for a maximum term of an option to be greater than six years except in the event the Option Period expires during a Blackout Period or within two business days following the end of a Blackout Period voluntarily imposed by the Corporation during which period affected Service Providers, amongst others, are prohibited from trading or otherwise dealing in the Corporation’s securities, the Option Period shall be extended to the seventh business day following the later of (i) the last day of a Blackout Period; and (ii) the date the Option would otherwise expire, if the expiration date would otherwise occur in the time period commencing at the commencement of the Blackout Period to which the Optionee is subject and ending on the second business day subsequent to the Blackout Period; (e) expands the authority of the Corporation to permit assignability of options beyond that contemplated by the SOP; (f) adds to the categories of participants who may be designated for participation in the SOP; and (g) amends the SOP to provide for other types of compensation through equity issuance. No amendment as it may relate to a UK Approved Option (whether granted or to be granted) shall take effect unless and until the approval of the Board of Inland Revenue has been obtained for such amendment.

On May 6, 2010, the shareholders approved amending the SOP to a “rolling 9%” plan which provided that the aggregate number of Common Shares reserved for issuance pursuant to all share based compensation plans including options would not exceed 9% of the number of issued and outstanding Common Shares from time to time. In March, 2019, the Corporation considered the SOP and the grant of Options thereunder and determined that reducing the maximum number of Common Shares reserved for issuance under the SOP pursuant to the exercise of stock options from 9% to 7% of the issued and outstanding Common Shares would be appropriate. By reducing the maximum to 7% of the then current issued and outstanding Common Shares, the Corporation brings the number of Common Shares available under the SOP in line with the number required under its compensation program. The Corporation considered requests made by shareholders to address the dilution that resulted from the exercise of Options and reduce the number of Common Shares available for issuance under the SOP. In addition, the changes

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to the tax treatment of stock options announced by the federal government on March 19, 2019, while not yet fully understood, will influence the role stock options have in the Corporation’s compensation program. In this way, the Corporation retains the flexibility it needs to maintain a competitive compensation program while also increasing shareholder value by reducing the maximum dilution possible under the SOP.

The SOP, as amended, is considered an evergreen plan, since the Common Shares covered by stock options which have been exercised shall be available for subsequent grants under the SOP. When stock options have been granted pursuant to the SOP, Common Shares that are reserved for issuance under outstanding stock options are referred to as allocated stock options. The Corporation has additional Common Shares that may be reserved for issuance pursuant to future grants of stock options under the SOP but, as they are not subject to current stock option grants, they are referred to as unallocated stock options. As the SOP is a security based compensation arrangement which does not have a fixed maximum number of securities issuable, all unallocated stock options under the SOP must be approved by a majority of the Corporation’s directors and by the Corporation’s security holders every three years in accordance with Section 613(a) of the TSX Company Manual. Accordingly, the SOP, and all unallocated stock options thereunder was most recently ratified, confirmed and approved by the Board and by the Shareholders on May 9, 2019. The Corporation will be authorized to continue to grant stock options under the SOP until May 9, 2022 and will be required to seek approval for any unallocated stock options under the SOP again on or before May 9, 2022. The average number of options outstanding under the SOP has been at approximately 5.7% of the outstanding Common Shares since the shareholders approved the SOP on May 6, 2010.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options at December 31, 2019	Weighted-average Exercise Price of Outstanding Options at December 31, 2019	Securities Remaining available For Future Issuance Under Equity Compensation Plans at December 31, 2019(1)	Total Number of Securities Issuable Upon Exercise of Options at December 31, 2019
Equity compensation plans approved by security holders	47,645,966	$38.04	35,448,024	83,093,990
Equity compensation plans not approved by security holders	—	—	—	—
Total	47,645,966	$38.04	35,448,024	83,093,990
Percent of Outstanding Shares	4.0%		3.0%	7.0%

The annual burn rate under the SOP for the fiscal years ended 2017, 2018, and 2019 was 1.4%, 0.3% and 1.4%, respectively. The annual burn rate is calculated as: (x) the total number of stock options granted under the SOP during the year; divided by: (y) the weighted average number of Common Shares outstanding for the year.

The current number of Common Shares issued and outstanding as at March 18, 2020 is 1,180,853,844. As at March 18, 2020, the number of Common Shares issuable pursuant to the SOP approved by the shareholders and reflecting a maximum of 7% of the then current issued and outstanding Common Shares is:

	Number of Securities	Percent of Outstanding Common Shares
To be issued upon exercise of outstanding options	53,140,409	4.5%
Available for future issuance	29,519,360	2.5%
Total number of securities issuable	82,659,769	7.0%

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INDEBTEDNESS OF EXECUTIVE OFFICERS AND DIRECTORS

The Corporation does not as a general practice extend loans to its directors, executive officers or any of their associates or affiliates. No directors and executive officers or any of their associates or affiliates is indebted to the Corporation or its subsidiaries.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

The Corporation entered into a contract of liability insurance in the amount of US$200,000,000 per policy year for the benefit of the directors and officers of the Corporation against liability incurred by them in their capacity as a director or officer of the Corporation or of a subsidiary in the event the Corporation cannot or is unable to indemnify them. The policy expiring March 1, 2021 was purchased for a premium of US$906,950. There is no deductible for this coverage.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

The management of the Corporation is not aware of any material interest, direct or indirect, of any director or officer of the Corporation or its subsidiaries, any proposed director of the Corporation, any person beneficially owning, or controlling or directing, directly or indirectly, more than 10% of the Corporation’s voting securities, or any associate or affiliate of any such person in any transaction since the commencement of the most recently completed financial year of the Corporation or in any proposed transaction which, in either case, has materially affected or would materially affect the Corporation or its subsidiaries.

ADDITIONAL INFORMATION

Financial information is provided in the Corporation’s annual and quarterly financial statements and annual and quarterly management’s discussion and analysis (“MD&A”). The Corporation is a reporting issuer under the securities acts of all provinces of Canada and a reporting “foreign private issuer” under the Securities Act of 1933, as amended, in the United States (“US”) and complies with the requirement to file annual and quarterly financial statements, annual and quarterly MD&A, as well as its management information circular and annual information form (“AIF”) with the various securities commissions in such provinces and with the Securities and Exchange Commission (“SEC”) in the US. The Corporation’s most recent AIF, audited financial statements, MD&A, quarterly financial statements and quarterly MD&A subsequent to the audited financial statements and management information circular may be viewed on the Corporation’s website at www.cnrl.com and on SEDAR at www.sedar.com under the name Canadian Natural Resources Limited. The Corporation’s filings with the SEC, including its annual financial statements, annual MD&A and AIF on its annual report on Form 40-F, can be accessed on EDGAR at www.sec.gov.

Printed copies of the Corporation’s financial statements and MD&A, AIF, Form 40-F, management information circular, corporate governance guidelines, committee charters or ethics policy can also be obtained from the Corporation free of charge by contacting:

Corporate Secretary of the Corporation at:
2100, 855 - 2nd Street S. W.
Calgary, Alberta T2P 4J8

APPROVAL OF CIRCULAR

The contents and sending of this Information Circular has been approved in substance by the Board of Directors of the Corporation.

DATED at Calgary, Alberta, this 18th day of March 2020.

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III.    SCHEDULES TO THE INFORMATION CIRCULAR

SCHEDULE “A” TO INFORMATION CIRCULAR DATED MARCH 18, 2020

CANADIAN NATURAL RESOURCES LIMITED (the “Corporation”)

STATEMENT OF CORPORATE GOVERNANCE PRACTICES OF THE CORPORATION

The Board of Directors (the “Board”) continually evaluates the corporate governance policies, practices and procedures of the Corporation. Regulatory changes and trends relating to corporate governance are continually monitored by the Board and the Board will take the appropriate action accordingly. The following describes the Corporation’s corporate governance practices which are in compliance with all corporate governance requirements established under National Instrument 58-101, National Policy 58-201 and the New York Stock Exchange (“NYSE”) Listing Standards applicable to foreign private issuers.

Director Independence

The Board has a policy that a majority of the Board must qualify as independent directors. Since the date of the last Information Circular, the Board has undertaken a review of its standing committee memberships to ensure the Audit, the Compensation and the Nominating, Governance and Risk Committees are constituted exclusively with independent directors pursuant to the independence standards established under National Instrument 58-101 and within the meaning of section 1.4 (and section 1.5 with respect to the Audit Committee) of National Instrument 52-110 and the NYSE Listing Standards. As well, the Board ensured the Health, Safety, Asset Integrity and Environmental Committee and the Reserves Committees are constituted with a majority of independent directors and chaired by an independent director.

For a director to be independent, the Nominating, Governance and Risk Committee and the Board must affirmatively determine such independence, taking into account any applicable regulatory requirements and such other factors as the Nominating, Governance and Risk Committee and Board may deem appropriate; provided, however, that there shall be a three (3) year period during which the following individuals shall not be deemed independent: (i) former employees of the Corporation, or of its independent auditor; (ii) former employees of any company whose compensation committee includes or included in that time an officer of the Corporation; and, (iii) an immediate family member of the individuals specified in (i) and (ii) above. In addition, a director whose immediate family member is or was an executive of the Corporation or a current employee of any company whose compensation committee includes an officer of the Corporation will not be considered independent. The Nominating, Governance and Risk Committee and the Board review annually the relationship that each director has with the Corporation (either directly; or, as a partner, shareholder or officer of an organization that has a relationship with the Corporation). Following this review, only those Directors whom the Board and the Nominating, Governance and Risk Committee affirmatively determine have no direct or indirect material relationship with the Corporation by taking into account the above mentioned factors, any applicable regulatory requirements and such other factors as the Nominating, Governance and Risk Committee and Board may deem appropriate, will be considered independent directors.

Eight of the 11 director nominees proposed by management for election are independent as determined by the Nominating, Governance and Risk Committee and the Board and pursuant to the independence standards established under section 1.2(1) of National Instrument 58-101 and within the meaning of section 1.4 of National Instrument 52-110 and the NYSE Listing Standards. Ms. C.M. Best, Dr. M.E. Cannon and Messrs. C.L. Fong, G.D. Giffin, W.A. Gobert, F.J. McKenna, and D.A. Tuer and Ms. A.M. Verschuren have all been affirmatively determined as having no material relationship with the Corporation and to be independent. The three remaining Directors, Messrs. N.M. Edwards, S.W. Laut and T.S. McKay who, as part of the senior Management Committee of the Corporation, have been determined by the Nominating, Governance and Risk Committee and the Board to be non-independent.

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The following table illustrates the independent status of each director nominee. The proposed nominees consist of 8 nominees out of 11 (73%) being independent.

	Independent No Material Relationship	Management	Reason for Non-independent Status
Catherine M. Best	X
M. Elizabeth Cannon	X
N. Murray Edwards		X	Member of Corporate Management Committee
Christopher L. Fong	X
Ambassador Gordon D. Giffin (Lead Independent Director)	X
Wilfred A. Gobert	X
Steve W. Laut		X	Member of Corporate Management Committee
Tim S. McKay		X	Member of Corporate Management Committee
Honourable Frank J. McKenna	X
David A. Tuer	X
Annette M. Verschuren	X

The Board functions independently of management and appoints the Chair. The Executive Chair is considered non-independent. In 2019, the Board re-appointed Ambassador Gordon D. Giffin, Chair of the Nominating, Governance and Risk Committee as Lead Independent Director.

Lead Independent Director

The Lead Independent Director ensures that the Board is able to function independent of management. The Lead Independent Director also chairs periodic meetings of the independent directors including the in-camera meetings held at each Board meeting and reports to the Board as appropriate. In addition and among other things, the Lead Independent Director serves as principal liaison between the independent directors and the Executive Chair. The Lead Independent Director is elected annually by a vote of the independent directors in conjunction with the Corporation’s Annual General Meeting of Shareholders.

Other Issuer Directorships

The Board has not adopted a policy limiting the number of other issuer boards a Director may join. Directors are expected to inform the Executive Chair of the Board and the Chair of the Nominating, Governance and Risk Committee in advance of accepting an outside directorship. Directorships of other issuers held by the director nominees are reported in this Information Circular in the table under “Election of Directors” beginning on page 6.

Executive Sessions of Board and Committee Meetings

Prior to the termination of each Board meeting, the non-management directors meet in executive session chaired by the Lead Director without the presence of management to discuss whatever topics are appropriate. Additional executive sessions may be scheduled from time to time as determined by a majority of the non-management directors in consultation with the Executive Chair and Lead Independent Director. In addition, at each meeting of a Board committee, each committee schedules an executive session without the presence of management. The Audit Committee also meets in-camera, without management present, with the internal auditors of the Corporation and the Corporation’s independent auditors at each meeting the internal auditors and the independent auditors are in attendance. The independent members of the Reserves Committee also meet in-camera, without management present, with the Corporation’s independent reserves evaluators at each meeting the independent reserves evaluators attend.

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Average attendance rate in 2019 for all Board meetings held during the year was 100%. For more detailed information regarding the number of Board and Board committee meetings held during 2019 and the attendance of each director at these meetings, refer to the table under “Election of Directors” beginning on page 6.

Board and Committee Mandate

The Board has developed corporate governance guidelines to assist the Board in meeting its responsibilities and they reflect the Board’s commitment to monitor the effectiveness of policy and decision making at both the Board and management level, with a view to enhancing long-term shareholder value. The role and responsibilities of the Chair and the Chair of the Board committees is determined through the mandates of the Board and the mandate of each Board committee. The Corporation does not have a designated CEO position. This role is delegated by the Board to the Corporate Management Committee of the Corporation which is comprised of nineteen (19) members of the senior management group including the Chair of the Board, the Executive Vice-Chairman and the President. The Corporate Management Committee shares the responsibilities normally associated with a CEO position. The Corporation’s corporate governance guidelines state that the Board is responsible for the stewardship of the Corporation and overseeing the business and affairs of the Corporation; any responsibility that is not delegated to senior management or a Board committee remains with the full Board. In addition, the Board in conjunction with senior management determines the limits of management’s responsibilities and establishes annual corporate objectives which management is responsible for meeting.

The Board’s mandate is set out as Schedule “B” to this Information Circular which outlines in detail the responsibilities of the Board.

Audit Committee

Each member of the Audit Committee is independent. The Audit Committee’s primary duties and responsibilities as stated in its charter include to:

a)	ensure that the Corporation’s management implemented a system of internal controls over financial reporting and monitors its effectiveness;
b)	monitor and oversee the integrity of the Corporation’s financial statements, financial reporting processes and systems of internal controls regarding financial, accounting and compliance with regulatory and statutory requirements as they relate to financial statements, taxation matters and disclosure of material facts;
c)	review the Corporation’s financial statements, management discussion and analysis and annual and interim earnings before the release of this information by press release or distribution to the shareholders;
d)	select and recommend to the Board for appointment by the shareholders, the Corporation’s independent auditors, pre-approve all audit and non-audit services to be provided to the Corporation or its subsidiary entities by the Corporation’s independent auditors consistent with all applicable laws, and establish the fees and other compensation to be paid to the independent auditors and oversee the work of the independent auditor, including resolution of disagreements with management;
e)	monitor the independence, qualifications and performance of the Corporation’s independent auditors;
f)	oversee the audit of the Corporation’s financial statements;
g)	monitor the performance of the internal audit function;
h)	establish procedures for the receipt, retention, response to and treatment of complaints, including confidential, anonymous submissions by the Corporation’s employees, regarding accounting, internal controls or auditing matters;
i)	provide an avenue of communication among the independent auditors, management, the internal audit function and the Board; and,
j)	review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of present and former external auditors.
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Audit Committee Financial Expert

All of the members of the Corporation’s Audit Committee are financially literate. Ms. C.M. Best, who is Chair of the Audit Committee, and Mr. W.A. Gobert each qualify as an “audit committee financial expert” under the rules issued by the SEC pursuant to the requirements of the Sarbanes-Oxley Act of 2002.

The Corporation’s Annual Information Form contains additional information on the Audit Committee and its members under the section entitled “Audit Committee Information” which includes a full copy of the Audit Committee Charter.

Compensation Committee

The Board has constituted the Compensation Committee as a standing committee of the Board to review and approve the Corporation’s compensation philosophy and programs for executive officers and employees and to approve and evaluate all compensation of executive officers including salaries, bonuses and equity compensation plans.

In arriving at the compensation levels paid by the Corporation to its executive officers the Committee takes into account a number of factors, including:

•	the expertise and experience of the individual;
•	the overall performance of the Corporation; and
•	an evaluation of peer-company market data.

In addition, the Committee also periodically discuss with external independent compensation consultants:

(i)	processes used to develop executive compensation industry surveys to yield meaningful analysis of compensation practices;
(ii)	compensation trends within the Corporation’s geographic area;
(iii)	common practices used by companies to compensate employees;
(iv)	other trends in compensation practices for incentivizing and compensating employees; and,
(v)	other emerging “best practices” in executive compensation.

The Compensation Committee is comprised entirely of independent directors. The Compensation Committee’s primary duties and responsibilities as stated in its charter include to:

a)	review and approve the Corporation’s compensation philosophy and programs for executive officers and employees of the Corporation that (i) supports the Corporation’s overall business strategy and objectives; (ii) attracts and retains key executives and employees; (iii) links compensation with business objectives, organizational performance and long-term shareholder interest; and (iv) provides competitive compensation opportunities;
b)	selection and retention of compensation consultants and approval of their fees and services to be provided;
c)	consider the implications of the risks associated with the Corporation’s compensation policies and practices as they relate to executive compensation;
d)	approve and evaluate all compensation of executive officers including salaries, bonuses, and equity compensation plans;
e)	review the Corporation’s senior management and the steps being taken to assure the succession of qualified senior management at the Corporation through monitoring the Corporation’s management resources, structure, succession planning, development and selection process as well as the performance of key executives;
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f)	review the Corporation’s Amended, Compiled and Restated Employee Stock Option Plan, the Employee Stock Purchase Plan under which Common Shares may be acquired by directors, executive officers and employees of the Corporation, and, the Corporation’s pension plan, which was acquired at the time of the acquisition of Anadarko Canada Corporation and whose only members are former employees of Anadarko Canada Corporation and its predecessor companies. The Compensation Committee will also review the administration of all equity plans the Corporation may establish;
g)	review management’s Compensation Discussion and Analysis of executive compensation for inclusion in the Information Circular of the Corporation; and,
h)	periodically review and recommend to the Board appropriate compensation for the Lead Independent Director of the Board.

Health, Safety, Asset Integrity and Environmental Committee

The Health, Safety, Asset Integrity and Environmental Committee is comprised of a majority of independent directors and is chaired by an independent director. The Health, Safety, Asset Integrity and Environmental Committee’s primary duties and responsibilities as stated in its charter include to:

a)	generally ensure that the management of the Corporation has designed and implemented effective health and safety, asset integrity and environmental (which, for greater clarity, includes greenhouse gas emissions) risk programs, controls and reporting systems and reporting to the Board in respect thereof;
b)	generally ensure that the management of the Corporation has designed and implemented an effective voluntary employee wellness program that is available to all employees and which promotes and encourages healthy living choices by employees;
c)	monitor the Corporation’s performance in the areas of health and safety, asset integrity and environmental stewardship and its compliance with the regulatory requirements in the jurisdictions in which it operates;
d)	review quarterly the key performance indicators for health and safety, asset integrity and environmental performance against goals, objectives and targets in those areas and on a periodic basis, actions and initiatives undertaken to mitigate related risk;
e)	assess the impact of proposed or enacted laws and regulations related to health and safety, asset integrity and environment in those jurisdictions where the Corporation operates; and,
f)	review management’s commitment, overall plans and strategies in the areas of corporate citizenship, ethics, social responsibility (including climate change) and community affairs to ensure they are in line with the Corporation’s goals and image.

Nominating, Governance and Risk Committee

The Board has constituted the Nominating, Governance and Risk Committee to annually conduct a self-assessment of the Board’s performance, an assessment of Board members and its committees, (with each committee assessing its members), and to recommend to the Board, nominees for appointment of new directors to fill vacancies or meet additional needs of the Board. Through the Board evaluation process and ongoing monitoring of the needs of the Corporation, desired expertise, diversity and skill sets are identified and individuals that possess the required experience and skills are contacted by the Chair of the Nominating, Governance and Risk Committee. Prospective new director nominees are interviewed by the Chair of the Nominating, Governance and Risk Committee and the Chair of the Board and considered by the entire Nominating, Governance and Risk Committee for recommendation to the Board as potential nominee directors.

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The matrix below illustrates the mix of experience, knowledge and understanding possessed by the nominees to the Board in the categories that are relevant to the Corporation that enable the Board to better carry out its fiduciary responsibilities.

The Nominating, Governance and Risk Committee also reviews periodically the adequacy and structure of directors’ compensation and makes recommendations to the Board designed to ensure the directors’ compensation realistically reflects the responsibilities, time commitments and risks of the directors.

The Nominating, Governance and Risk Committee is composed entirely of independent directors. The Nominating, Governance and Risk Committee’s primary duties and responsibilities as stated in its charter include to:

a)	provide assistance to the Board and the Chair of the Board in the area of review and consideration of developments in corporate governance practices;
b)	recommend to the Board a set of corporate governance principles and procedures applicable to and employed by the Corporation;
c)	provide assistance to the Board and the Chair of the Board in the area of Nominating, Governance and Risk Committee selection and rotation practices;
d)	provide assistance to the Board and the Chair of the Board in the area of evaluation of the overall effectiveness of the Board and management;
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e)	annually evaluate the performance of each Director;
f)	identify individuals qualified to become Board members with the Chair of the Board and recommend to the Board, director nominees for the next Annual General Meeting of shareholders;
g)	review and recommend periodically to the Board, the Corporation’s compensation for directors of the Corporation;
h)	ensures the Corporation’s management has implemented and maintains an effective enterprise risk management program;
i)	review significant enterprise risk exposures not delegated to other Board committees and steps management has taken to monitor, control and report such exposures;
j)	review annually the Corporation’s Code of Integrity, Business Ethics and Conduct policy; and
k)	review annually the Corporation’s Board of Directors Corporate Governance Guidelines.

Reserves Committee

The Reserves Committee is comprised of a majority of independent directors and is chaired by an independent director. The Reserves Committee’s primary duties and responsibilities as stated in its charter include to:

a)	generally assume responsibility for assisting the Board in respect of annual independent and/or internal review of the Corporation’s petroleum and natural gas reserves;
b)	appoint the independent qualified evaluating engineers and approve their remuneration;
c)	report to the Board on the Corporation’s petroleum and natural gas reserves; and,
d)	if appropriate, recommend to the Board for acceptance and inclusion of the contents of the annual independent report on the Corporation’s petroleum and natural gas reserves and the filing of same with the regulatory authorities.

Director Orientation

The Corporation has an orientation program whereby new members of the Board are provided background information about the Corporation’s business, current issues, and corporate strategies. They also receive a Director’s Manual which contains the Information Circular, annual report, press releases, Annual Information Form and Form 40-F. They receive a copy of the Corporation’s Code of Integrity, Business Ethics and Conduct, Human Rights Statement, Board and Board committee mandates and other information about the Board, its committees, director’s duties and responsibilities. They meet with key operations personnel and receive specific information on the business and ongoing operations of the Corporation, corporate structure, management structure, financial position of the Corporation, business risks, employee compensation, business conduct philosophies, culture of the Corporation and corporate governance practices. As well, any director has unrestricted direct access to any member of senior management and their staff at any time.

Director Education

The Corporation provides ongoing continuous education programs integrated into and forming part of its quarterly scheduled Board meetings through key business area presentations, business updates and operations site visits as appropriate. The objective of these sessions is to provide directors with insight into the Corporation, its people, its business activities, and the matters being dealt with by the Corporation on a day to day basis while, at the same time, allowing the Board to interact with individuals beyond the Corporation’s senior management. By integrating these sessions into regularly scheduled Board meetings, Director attendance at these education sessions is tied to attendance at each meeting and the content of the training can, where appropriate, be directed to matters that are before the Board at that time. In 2019, detailed presentations to the Board were provided on (i) the status of curtailment in Alberta, the use of rail to manage market egress from Western Canada and the impacts thereof on the Corporation; (ii) the status of pipeline approvals; (iii) a detailed review of the Corporation’s investor relations activities throughout 2019 and the plan for 2020; (iv) a review of the Corporation’s Environmental Stewardship

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Report and the key developments anticipated in 2020; and (v) a review of the Corporation’s management of environmental risks including greenhouse gas emissions and climate change and the role innovation plays in allowing the Corporation to address and continuously improve its environmental stewardship and performance. In addition to the foregoing, each Director is expected to participate in continuing education programs to maintain any professional designation that they may have and which would have been considered in their nomination as a Director. Each Director is also expected to participate in programs that would be necessary to maintain a level of expertise in order to perform his or her responsibilities as a director and committee member and to provide ongoing guidance and direction to management.

Board and Committee Assessment

The Nominating, Governance and Risk Committee is responsible for assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors. The assessment includes a detailed annual questionnaire that each director must complete. The annual questionnaire covers a range of topics including: individual self-assessment; assessment of board and committee performance and effectiveness; and, an assessment of peer performance at the Board level and at the committee level. An independent management consulting firm is engaged to review and analyze the completed questionnaires and provide to the Nominating, Governance and Risk Committee a presentation and a detailed written report of the responses to the questionnaire and an analysis of those responses. The independent management consultant attends at a meeting of the Nominating, Governance and Risk Committee to present their report, address any questions the Nominating, Governance and Risk Committee may have and make recommendations as appropriate. The written analysis from the consulting firm together with any issues or concerns raised by the questionnaires and during the meeting with the independent management consultant constitutes part of the report to the full Board. The Nominating, Governance and Risk Committee present the detailed report to the Board and makes recommendations to improve the effectiveness of the Board in light of the results of the performance evaluation.

Director Retirement Policy

In the interest of Board renewal, the Board established a mandatory retirement policy for Directors. Under the policy, any Director who has reached the age of 75 cannot stand for re-election to the Board. The retirement policy is reviewed periodically by the Nominating, Governance and Risk Committee.

Ethics Policy

The Board has adopted a written code for the directors, officers and employees of the Corporation and contractors entitled The Code of Integrity, Business Ethics and Conduct (the “Code”). The Code applies to all directors, officers and employees as well as others who perform services for or on behalf of the Corporation and is supported by the Board as a whole. It includes such topics as employment standards relating among other things to restrictions on gifts and entertainment and adherence to local laws and regulations in the communities in which we do business, conflicts of interest, communication, the treatment of confidential information, privacy practices, financial integrity, environmental management, health and safety, and, trading in the Corporation’s securities. The Code is designed to ensure that the Corporation’s business is conducted in a consistently legal and ethical manner. Each Director and all employees including each member of senior management are required to abide by the Code.

The Nominating, Governance and Risk Committee reviews the Code annually to ensure it addresses appropriate matters, complies with regulatory requirements and to ensure it keeps pace with evolving business ethics and best practices. The Board must approve any changes to the Code and only after a recommendation to the Board is received from the Nominating, Governance and Risk Committee who has the responsibility to recommend to the Board any amendments it determines is appropriate. Material changes to the Code are communicated to all employees to ensure they are aware of such changes and that they are in compliance with the Code.

Each new employee must also sign an acknowledgement form upon hire, acknowledging that they have received a copy of the Code, have read it, understand it and agree to abide by it. Directors, officers and employees must immediately declare any actual or known potential conflicts of interest that may exist.

Annually a reminder with a copy of the Code is sent to each director and to all employees reminding them of the importance of adhering to the spirit and intent of the Code and how a copy can be acquired or referenced at any time. In addition, annually, each director and officer must acknowledge in writing the Code and confirm they are familiar

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with it, understand it and that they are not in breach of any of its principles nor were granted any waivers for compliance with the Code in whole or in part.

Periodic reports are provided to the Board from management directly responsible for compliance related matters on compliance with the Code and on any existing or potential conflicts of interest of directors, officers and employees. The Board, through the Audit Committee Chair, also receives reports of any financial or accounting issues raised through the Corporation’s anonymous toll-free hot-line.

No material change report pertaining to the conduct of any director or executive officer has been required or filed during the most recently completed financial year. To the best of the Board’s knowledge, there has been no departure from the Code in the conduct of any director or executive officer.

Any waivers to the Code must be approved by the Board and appropriately disclosed. No waivers to the Code in whole or in part have been asked for or granted to any director, officer or employee.

Copies of the Code can be obtained free of charge from SEDAR at www.sedar.com or by contacting the office of the Corporate Secretary at the address indicated under “Additional Information” on page B-6.

Independent Judgment of Directors

To ensure independent judgment is exercised by the directors on any transaction they may be considering where another director or executive officer of the Corporation may have a material interest, the director or executive officer with the material interest must declare such material interest and would be excused from that portion of the meeting. After management’s presentation has been made and all questions have been answered to the satisfaction of the disinterested directors, the disinterested directors then have an open and unencumbered discussion on the merits of the transaction and its benefit to the Corporation.

Diversity and Board Renewal

The Board has adopted a Diversity Policy for the Corporation (see page 6) that addresses the identification and nomination of women as Directors of the Corporation. Diversity in all its forms and in sufficient numbers brings a wide range of perspectives to the decision making processes of the Board. It is in the best interests of the Corporation to have a Board whose members are diverse in background and experience in order to provide the necessary guidance, direction and leadership for the good governance of the Corporation. Directors are selected for their ability to exercise independent judgment, experience and expertise and their individual diversity of gender, background, experience and skills is always considered. The Board currently includes three women, which represents 37.5% of the independent director nominees (27% overall). The Board believes that the correct size to optimize efficiency and a collaborative working atmosphere is approximately eleven members. As attrition occurs, the Board is committed to the principle of maintaining and enhancing the diversity of its members.

In addition to diversity in Board composition, the Corporation encourages the advancement of women. As part of the overall management succession plans of the Corporation and in following its mission statement to develop people, all employees have the benefit of having access to the same continuing education and career development opportunities offered through the Corporation. Appointments by the Board to the executive level are determined on merit, performance, management skills, expertise and experience of the individual that is relevant to the area of responsibility that they will be assuming. Currently, the Corporation has 61 (17% of all managers) women in manager positions including 1 female senior vice-president and 5 female vice-presidents (11% of all officers); two of whom are members of the senior management team of nineteen, and approximately 501 women who are in supervisory and/or technical roles.

The Board has not adopted term limits for directors. It is felt that term limits can disadvantage the Corporation by it being deprived of the contributions of Directors who have developed an understanding of and insight into the Corporation, knowledge of its industry, operations and management, whose expertise, breadth of experience, wisdom and leadership continue to benefit the Corporation. Board renewal is attained through the Board’s retirement policy and through regular Board and Director performance assessments. In addition, the Board, as permitted by its Articles, may appoint additional members as deemed necessary, of up to 1/3 of the number of directors serving on the Board. Over the past ten years, four independent and three management directors retired from the Board. Four independent directors and one management director have joined the Board during this time, adding substantial renewal to the Board as well as bringing additional diversity, including gender diversity, and industry, business and managerial experience.

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The New York Stock Exchange Corporate Governance Listing Standards

The Corporation, as a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Securities Exchange Act of 1934 as amended (the “Exchange Act”)) listed on the NYSE in the United States, may rely on home jurisdiction listing standards for compliance with the NYSE Corporate Governance Listing Standards but must comply with the following NYSE rules: (i) the requirement (Section 303A.06) for the audit committee to meet the requirements of Rule 10A-3 of the Exchange Act; (ii) the requirement (Section 303A.11) for the Corporation to disclose in its annual report or on its website any significant differences between its corporate governance practices and the NYSE listing standards applicable to U.S. domestic companies; (iii) the requirement (Section 303A.12(b)) for the Corporation’s CEO to promptly notify in writing the NYSE after any executive officer becomes aware of any non-compliance with the applicable provisions of NYSE Corporate Governance Listing Standards; and, (iv) the requirement (Section 303A.12(c)) for the Corporation to submit an executed Annual Written Affirmation affirming the Corporation’s compliance with audit committee requirements of Rule 10A-3 of the Exchange Act or, as may be required from time to time, an Interim Written Affirmation to the NYSE in the event of certain changes to the Audit Committee membership or member’s independence, and that the Corporation has provided its statement of significant corporate governance differences as required to be included in its annual report to shareholders or on its website.

As required by the NYSE, a statement of the significant differences between the Corporation’s current corporate governance practices and those currently required for U.S. domestic companies listed on the NYSE is included in the Corporation’s annual report to shareholders.

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SCHEDULE “B” TO INFORMATION CIRCULAR DATED MARCH 18, 2020

CANADIAN NATURAL RESOURCES LIMITED (the “Corporation”)

BOARD OF DIRECTORS CORPORATE GOVERNANCE GUIDELINES

The Board of Directors (the “Board”) of the Corporation has adopted the following Corporate Governance Guidelines (the “Guidelines”) to assist the Board in meeting its responsibilities. These Guidelines reflect the Board’s commitment to monitor the effectiveness of policy and decision making both at the Board and management level, with a view to enhancing long-term shareholder value. The Board requires the directors, officers and employees of the Corporation to comply with all legal and regulatory requirements and encourages them to adhere to the highest ethical standards in the performance of their duties.

Directors must perform their duties, keeping in mind their fiduciary duty to the shareholders and the Corporation. That duty includes the obligation to ensure that the Corporation’s disclosures contain accurate information that fairly presents the Corporation and its operations to shareholders and the public in conformity with applicable laws, rules and regulations.

BOARD RESPONSIBILITIES

The Board is responsible for the stewardship of the Corporation and overseeing the business and affairs of the Corporation. In executing this role, the Board shall oversee the conduct, direction and results of the business. In turn, management is mandated to conduct the day-to-day business and affairs of the Corporation and is responsible for implementing the Board’s strategies, goals and directions. The Board and its members shall at all times act in the best interest of the Corporation and its actions shall reflect its responsibility of establishing proper business practices and high ethical standards expected of the Corporation.

In discharging the Board’s stewardship obligations, the Board assumes responsibility for the following matters:

1.	monitor the effectiveness of management policies and decisions including the creation and execution of its strategies;
2.	review, and, where appropriate, approve the Corporation’s major financial objectives, plans and actions;
3.	with the assistance of its standing committees, the identification of the principal risks of the Corporation’s business and ensuring the implementation of appropriate policies and systems to manage these risks;
4.	succession planning; including appointing, training and monitoring senior management;
5.	a communication and disclosure policy for the Corporation; and,
6.	the integrity of the Corporation’s internal control and management information systems.

COMPOSITION OF THE BOARD

Criteria for Board of Directors

The Nominating, Governance and Risk Committee comprised entirely of Directors who qualify as independent directors under the requirements of the regulatory bodies to which the Corporation is subject (“Independent Directors”), is responsible for identifying, screening and recommending director nominations for appointment as members of the Board. The Board, however, will ultimately be responsible for nominating for appointment new directors and for the selection of its Chair.

The Board requires that a majority of the Board qualify as Independent Directors. Nominees for director are selected on the basis of, among other things, broad perspective, integrity, independence of judgment, experience, expertise, diversity in background, experience and skills, ability to make independent analytical inquiries, understanding of the Corporation’s business environment and willingness to devote adequate time and effort to Board responsibilities and such other factors as it deems appropriate given the current needs of the Board and Corporation, to maintain a balance of diversity, knowledge, experience, background and capabilities.

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Diversity

The Directors believe it is to the best interests of the Corporation to have a Board whose members are diverse in background and experience and can bring a broad perspective to the decision making process for the good governance, guidance, direction and leadership of the Corporation. The Nominating, Governance and Risk Committee reviews and assesses the Board composition and performance annually and recommends the appointment of new Directors. Directors are selected for their ability to exercise independent judgment, experience, expertise and for the diversity of gender, background, experience and skills each individual candidate possesses. As indicated in the Diversity Policy adopted by the Corporation (see page 6), a Board composition where 30% of its independent directors are women reflects appropriate gender diversity when the other factors relevant to Board effectiveness are considered.

Election of Directors by Shareholders

Election of director nominees by shareholders in an uncontested election shall be by majority vote. A director nominee who receives in an uncontested election, a greater number of votes withheld than votes cast in favour of the election of the director nominee, shall forthwith submit to the Board, his or her resignation, to take effect upon acceptance by the Board. The Board shall exercise discretion in considering the resignation of the director nominee and if it is deemed to be in the best interests of the Corporation and the shareholders and, absent any extenuating circumstances deemed by the Board to exist, the Board shall accept such resignation within 90 days of having received the resignation of the director nominee. In the considering any such resignation, the resigning Director shall not participate in the relevant Board meeting. The Corporation shall promptly issue a news release regarding the election of Directors and the Board’s decision on any such resignation.

Independence

As stated previously, the Board shall be comprised of a majority of Independent Directors. For a director to be independent, the Nominating, Governance and Risk Committee and the Board must affirmatively determine that an individual is independent, and to have no material relationship with the Corporation other than as a director, taking into account any applicable regulatory requirements and such other factors as the Nominating, Governance and Risk Committee and Board may deem appropriate; provided, however, that there shall be a three (3) year period during which they shall not be deemed independent, for the following individuals; (i) former employees of the Corporation, or of its independent auditor; (ii) former employees of any company whose compensation committee includes an officer of the Corporation; and (iii) immediate family members of the individuals specified in (i) and (ii) above. The Nominating, Governance and Risk Committee and the Board will review annually the relationship that each director has with the Corporation (either directly; or as a partner, shareholder or officer of an organization that has a relationship with the Corporation). Following this review, only those Directors who the Board and the Nominating, Governance and Risk Committee affirmatively determine meet any applicable regulatory independence requirements and have no material relationship with the Corporation will be considered Independent Directors. The basis for any determination that a relationship is not material will be published in the Corporation’s Information Circular.

Directors have an obligation to inform the Board of any material changes in their circumstances or relationships that may impact their designation by the Board as “independent”.

Size of the Board

The Articles of the Corporation provide that the Board will have not less than three (3) or more than fifteen (15) members. The Board will fix the exact number of directors at any time after considering the recommendation of the Nominating, Governance and Risk Committee. The size of the Board should enable its members to effectively and responsibly discharge their responsibilities to the Corporation.

Lead Independent Director

The Independent Directors shall designate one Independent Director to serve in the capacity of Lead Independent Director for the purposes outlined in the terms of reference for the Lead Independent Director or for other responsibilities that the Independent Directors might designate from time to time.

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Other Company Directorships

The Corporation does not have a policy limiting the number of other company boards of directors upon which a Director may sit. The Nominating, Governance and Risk Committee shall consider the number of other company boards or comparable governing bodies on which a prospective nominee is a member.

Directors are expected to advise the Chair of the Board and the Chair of the Nominating, Governance and Risk Committee in advance of accepting any other company directorships or any assignment to the audit committee or compensation committee of the board of directors of any other company. The Corporation has determined that, where Directors seek to become directors for other oil and gas exploration and production companies, the potential for any conflicts of interest caused by such directorships shall be considered by and, if acceptable, approved by the Nominating, Governance and Risk Committee. When the Nominating, Governance and Risk Committee is considering potential nominees, the potential benefits to, and impacts on, the Board and the Corporation of such directorships shall be considered as part of the evaluation process.

While the Corporation does not restrict the number of public company boards that a Director may serve on, each Director is expected to limit their other company board memberships to a number which permits them, given their individual circumstances, to devote sufficient time and energy to fulfill their responsibilities to the Corporation and to carry out their duties as a Director of the Corporation effectively.

Term Limits

The Board does not favour the concept of mandatory term limits. The Board believes term limits have the disadvantage of losing the contribution of Directors who have been able to develop, over a period of time, increasing insight into the Corporation and its operations and thereby provide an increasing contribution to the Board as a whole.

Retirement Policy

Under the Board’s retirement policy Directors will not stand for re-election after reaching the age of 75. The Nominating, Governance and Risk Committee has the responsibility to evaluate annually the effectiveness of each Director.

DIRECTOR RESPONSIBILITIES

Each Director shall have the responsibility to exercise his or her business judgment in good faith and in a manner that he or she reasonably believes to be in the best interests of the Corporation. A Director is expected to spend the time and effort necessary to properly discharge such Director’s responsibilities. Accordingly, a Director is expected to regularly attend a minimum of 75% of all meetings of the Board and committees on which such Director sits (except for any extenuating circumstances) and to review in advance the meeting materials.

DIRECTOR ORIENTATION

New members of the Board shall be provided an orientation which includes background information about the Corporation’s business, current issues, corporate strategies, general information about the Board and committees and Director’s duties and responsibilities and meetings with key operations personnel. Each Director is expected to participate in continuing educational programs in order to maintain the necessary level of expertise to perform his or her responsibilities as a Director.

BOARD MEETINGS

The Board has five (5) regularly scheduled meetings each year appropriately scheduled for the Board to meet its responsibilities. In addition, unscheduled Board meetings may be called upon proper notice being given at any time to address specific needs of the Corporation. One half (or where one half of the Directors is not a whole number, the whole number which is closest to and less than one half) of the Directors then in office constitutes a quorum for Board of Directors meetings.

The Chair of the Board will establish the agenda for each Board meeting. Any member of the Board may request that an item be included on the agenda and at any Board meeting raise subjects that are not on the agenda for that meeting.

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At the invitation of the Board, members of senior management and independent advisors recommended by the Chair or the President attend Board meetings or portions thereof for the purpose of participating in discussions thereby providing certain expertise and/or insight into items that may be open for discussion. The Corporate Secretary attends all Board meetings except where there is a specific reason for the Corporate Secretary to be excluded.

Materials for the review, discussion, and/or action of the Board are, to the extent practicable, to be distributed sufficiently in advance of meetings, thereby allowing time for review prior to the meeting. It is recognized that in certain circumstances written materials may not be available in advance of the meeting.

Immediately following the termination of each Board meeting, the Independent Directors shall meet in executive session without the presence of management to discuss whatever topics they believe are appropriate. These meetings will be chaired by the Lead Director. Additional executive sessions may be scheduled from time to time as determined by a majority of the Independent Directors in consultation with the Chair of the Board and the Lead Director.

BOARD COMMITTEES

The Board has established five (5) standing committees to assist the Board in fulfilling its mandate:

1.	Audit Committee;
2.	Compensation Committee;
3.	Nominating, Governance and Risk Committee;
4.	Reserves Committee; and
5.	Health, Safety, Asset Integrity and Environmental Committee.

The purpose and responsibilities for each of these committees are outlined in committee charters adopted by the Board.

The Audit Committee, the Compensation Committee and the Nominating, Governance and Risk Committee shall each be comprised entirely of Independent Directors. The Reserves Committee and the Health, Safety, Asset Integrity and Environmental Committee shall be comprised of a majority of Independent Directors. The Chair of each of the Reserves Committee and the Health, Safety, Asset Integrity and Environmental Committee shall be an Independent Director.

Appointment of directors to standing committees shall be the responsibility of the Board, having received the recommendation of the Nominating, Governance and Risk Committee, based upon consultations with the members of the Board and the Chair.

The Board may constitute additional standing committees or special committees with special mandates as may be required or appropriate from time to time.

The Chair of each committee will determine the agenda, frequency and length of the committee meetings consistent with any requirements set forth in the committee’s charter.

BOARD EVALUATION

The Nominating, Governance and Risk Committee will sponsor an annual self assessment of the Board’s performance, Directors’ performance as well as the performance of each committee of the Board, the results of which will be discussed with the full Board and each committee. In preparing these assessments, the Nominating, Governance and Risk Committee, circulates to each Director a questionnaire through which each Director can provide input. The Nominating, Governance and Risk Committee will also utilize the results of this self-evaluation process in assessing and determining the characteristics and critical skills required of prospective candidates for appointment to the Board and making recommendations to the Board with respect to assignments of Board members to various committees.

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DIRECTOR COMPENSATION

Senior management of the Corporation shall report periodically to the Nominating, Governance and Risk Committee on the status of the Corporation’s Directors’ compensation practices in relation to the other companies of comparable size and within the industry. The Corporation believes in a mix of both cash and stock based compensation. The Nominating, Governance and Risk Committee will recommend any changes in Director compensation to the Board for approval.

Director’s fees are the only compensation an Audit Committee member may receive from the Corporation.

SHARE OWNERSHIP

Directors are required to acquire and hold Common Shares of the Corporation equal to a minimum aggregate market value of three times the annual retainer fee paid to directors within five (5) years from the date of their appointment as a director of the Corporation.

The Board has also established share ownership guidelines for officers of the Corporation, which must be achieved within three (3) years of their appointment. Share ownership guidelines are based on a multiple of base salary; for the Executive Chair, Executive Vice-Chair, President and any Chief Operating Officer, four (4) times base salary; for any Executive Vice-Presidents and Senior Vice-Presidents, two (2) times base salary; and, for all other officers, one (1) time base salary.

Directors are required to confirm annually for the Corporation’s Information Circular their share ownership position and that such position is their beneficial and legal ownership position and has not been hedged or otherwise sold.

EVALUATION OF SENIOR MANAGEMENT

Senior management is responsible for the day to day operation of the Corporation. Operations are to be conducted in a manner, which reflects the standards established by the Board, and with the goal of implementing and fulfilling the policies, strategies and goals established by the Board. The Board shall determine the specific or general terms and levels of authority for senior management as it may consider advisable from time to time.

The Corporation does not have a CEO designation. This role is delegated by the Board to the senior management of the Corporation including the Chair of the Board, Executive Vice-Chair, and the President. The Board establishes annual corporate objectives which senior management is responsible for meeting and assesses senior management’s performance annually. This evaluation is based upon objective criteria previously authorized by the Board including consideration of the performance of the business of the Corporation, accomplishment of short and long-term strategic objectives, material business accomplishments and development of management. The evaluation is used by the Compensation Committee, as part of a formal process of considering compensation of senior management with reference to the performance in meeting the corporate objectives.

The President reports to the Compensation Committee annually with respect to senior management succession issues and the status of the Corporation’s on- going program for management development. The Corporation encourages the advancement of women within the organization and recognizes that it is in the best interests of the Corporation in having a management team that is diverse in background and experience and can bring a broad perspective to the decision making process. As part of the overall management succession plans of the Corporation and in following its mission statement to develop people, all employees have the benefit of having access to the same continuing education and career development opportunities offered through the Corporation. Appointments by the Board to the executive level are determined on merit, performance, management skills, expertise and experience of the individual that is relevant to the area of responsibility that they will be assuming.

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DIRECTOR ACCESS TO MANAGEMENT, EMPLOYEES AND ADVISORS

Each Director may consult with any manager or employee of the Corporation or with any independent advisor to the Corporation at any time.

In appropriate circumstances, the committees of the Board are authorized to engage independent advisors as may be necessary in the circumstances.

In discharging his or her obligations, an individual director may engage outside advisors, at the expense of the Corporation, in appropriate circumstances.

PUBLIC COMMUNICATIONS

Management speaks for the Corporation and is responsible for communications with the shareholders, press, analysts, regulators, and other constituencies. From time to time members of the Board may be requested to communicate with one or more of those constituencies. It is anticipated that such communication will be coordinated with the Corporation’s Management Committee.

COMMUNICATION WITH THE BOARD

The Chair speaks on behalf of the Board. However, any shareholder or interested party who wishes to communicate with the Board or any specific director may contact the Board or such specific director at the head office of the Corporation at the following address:

Canadian Natural Resources Limited
c/o Corporate Secretary
#2100, 855 – 2nd St. S.W.
Calgary, Alberta T2P 4J8

Depending on the subject matter, the Corporate Secretary will:

•	Forward the communication to the director to whom it is addressed;
•	Refer the inquiry to the appropriate corporate department if it is a matter that does not appear to require direct attention by the Board or an individual director; or
•	Not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

CODE OF INTEGRITY, BUSINESS ETHICS AND CONDUCT

The Nominating, Governance and Risk Committee will periodically assess the Corporation’s Code of Integrity, Business Ethics and Conduct policies to ensure it addresses appropriate topics and complies with the appropriate regulatory bodies’ regulations and recommend any appropriate changes to the Board for approval. The Board must approve any waiver of the Code for any member of senior management or Directors. Any waiver must be disclosed in accordance with relevant regulatory requirements.

MODIFICATIONS TO CORPORATE GOVERNANCE GUIDELINES

The Nominating, Governance and Risk Committee will annually review these Corporate Governance Guidelines and recommend any appropriate changes to the Board for approval.

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